
03056100







ANTEON INTERNATIONAL

Providing Solutions, Producing Results.

nteon International

2002 ANNUAL REPORT

Market Positioning

56%

Information Technology


Intelligence Systems ◦ Missile Defense ◦ Weapon Systems ◦ Control and Access Identification Secure ◦ Logistics Systems ◦ Emergency Response ◦ Training and Simulation ◦
Systems Analysis
Systems Design and Engineering
Systems Development
Systems Integration and Test
Networking and Communications
Training and Simulation
Lifecycle Support
System Operations

44%

Systems Engineering and Integration

Revenue Growth *($ in millions)*


$142
$176
$250
$401
$543
$715
$826
34% Total CAGR*
15% Organic CAGR
'96
'97
'98
'99
'00
'01
'02

*Compound Annual Growth Rate

EBITDA Growth *($ in millions)***


$6.9
$9.6
$15.9
$26.0
$36.3
$47.4
$71.0
47% CAGR
'96
'97
'98
'99
'00
'01
'02

**See Reconciliation of Operating Income to EBITDA on page 32.

THIS IS ANTEON

Our primary objective as we grow is to preserve the distinctive culture of our company. We will continue to stress communication and cooperation as a way to boost internal growth.

What We Do

Information technology and systems engineering solutions and services are our core businesses. Within those areas, we design, integrate, maintain, upgrade, and operate state-of-the-art systems for national defense, intelligence, emergency response, and other high priority government missions. We also provide many of our government clients with the analysis, integration, and program management skills necessary to manage their mission-critical systems.

Who We Do It For

Our primary customers span the breadth and depth of the United States federal government. We provide systems and solutions to all U.S. military services, other Department of Defense offices and agencies, most cabinet-level agencies, and many other civilian agencies. We also support state, local and foreign government customers.

How Well We Do It

Our strong internal growth rate, averaging 15 percent per year, coupled with our successful acquisition strategy, enabled us to grow from $141.8 million in revenues in 1996 to $825.8 million in 2002. Over the same period, our employee population grew from 1,400 to approximately 5,800. We consistently rank as one of the top performing information technology and engineering service providers based on customer evaluations and have received numerous industry awards for outstanding performance.

How We Plan to Grow

- Maximize the addressable market by focusing on the growing information technology and systems engineering and integration business.
- Focus on key "verticals" such as intelligence systems, missile defense, weapon systems modernization, and emergency management.
- Continue to build business through General Services Administration (GSA) task order delivery contracts and Government-Wide Acquisition Contracts (GWACs) while also increasing our federal government footprint through aggressive pursuit of large single-award contracts.
- Focus on increased business among our existing customers, acquainting them with the full scope of our services and capabilities.
- Continue to evaluate and apply evolving technologies.
- Expand our alliance program with major global technology leaders.
- Continue our disciplined acquisition program to enhance our core capabilities and grow into new customer niches.


Anteon
International

Who We Are

Anteon is a leading provider of information technology solutions and systems engineering and integration services to the United States government and other clients. The company has more than a quarter century of corporate history marked by continual growth in revenues and customer base. The year 2002 yielded revenues of $825.8 million supported by $4.3 billion in contract backlog. With headquarters in Fairfax, Virginia, the company currently employs approximately 5,800 "Team" Anteon members at over 80 offices serving more than 800 customer organizations worldwide. The "Team" is led by a senior management group, whose members average more than 20 years of executive experience, and by a prestigious board of directors.

RESULTS THAT MATTER

Consolidated Reported Results *(dollars in thousands)*	**2002**	2001	2000	1999	1998	1997	1996
Revenues	**$ 825,826**	$ 715,023	$ 542,807	$ 400,850	$249,776	$176,292	$141,826
Operating Income	**64,394**	26,865	21,038	15,330	10,443	5,080	3,435
Net Income/(Loss)	**26,444**	(82)	(5,290)	(1,527)	1,672	751	2,093
Total Assets	**364,692**	306,651	324,423	278,691	136,544	67,527	59,599
LT Debt (Includes Current Portion)	**105,701**	202,905	237,695	212,301	90,851	40,099	19,643
Debt-to-Capital Ratio	**29.0%**	66.2%	73.3%	76.2%	66.5%	59.4%	33.0%
Number of Employees	**5,800**	5,400	4,800	3,300	2,300	1,500	1,400
EBITDA	**70,994**	47,357	36,349	25,978	15,869	9,579	6,943
Total Contract Backlog	**4,287,000**	3,526,000	2,868,000	2,121,000	566,000	342,000	N/A

Consolidated Pro Forma Results*

"Team" Anteon has a strong financial record. 2002 revenues were $825.8 million, reflecting an internal growth rate of 16.9 percent over 2001 revenues of $706.6 million. Operating income was $64.4 million, an increase of 35.6 percent from $47.5 million in the previous year. Fully diluted earnings per share for 2002 was $0.86.

**Pro forma adjustments are made for the change in capital structure resulting from our March 12, 2002 initial public offering, the implementation of SFAS 141/142, the divestiture and closure of certain non-core businesses in 2001, and the acquisition of the Training Division of SIGCOM, Inc. in July 2001. No adjustment was made to 2002 revenues and operating income.*

Margin Improvement**



Operating Income Margin
EBITDA Margin
9%
8%
7%
6%
5%
4%
3%
2%
1%
0
8.6%
7.8%
'96
'97
'98
'99
'00
'01
'02

***See Reconciliation of Operating Income to EBITDA on page 32.*

Backlog Growth *($ in billions)*



1999-2002 CAGR 26.5%
Dec '02 Backlog = 5.2x 2002 Revenue
$0.3
$0.6
$2.1
$2.9
$3.5
$4.3
'97
'98
'99
'00
'01
'02

Number of Employees *(in thousands)*



1.4
1.5
2.3
3.3
4.8
5.4
5.8
'96
'97
'98
'99
'00
'01
'02

Letter to Shareholders



Frederick J. Iseman

Chairman of the Board

Joseph M. Kampf

President and CEO

A Milestone in Our History

2002 was a banner year for Anteon. After having sustained continued revenue and customer growth for more than 25 years, we conducted our initial public offering on March 12, 2002, listing on the New York Stock Exchange under the symbol ANT.

We are positioned to flourish as a public company. Anteon is a mature company, providing information technology solutions and systems engineering and integration across the Department of Defense, the intelligence community, most federal cabinet-level agencies, and other specialized government agencies. We currently have approximately 5,800 employees at over 80 offices worldwide.

Throughout our history, we have gained a reputation for developing large-scale, complex enterprise/agency-wide solutions such as the Federal Emergency Management Agency's highly regarded National Emergency Management Information System. We are known for our ability to carry out long-term projects, such as the Linked Operations Center-Europe system, which has migrated through a number of platforms and now supports web-enabled operations and intelligence collaboration across the North Atlantic Treaty Organization. We are widely viewed as having the depth and experience needed for critical projects such as our recent selection to develop and operate an urban terrain training system for our warfighters in the Middle East.

Our success in delivering these services has provided us a track record of strong growth over the past decade. We have increased our revenues from $141.8 million in 1996 to $825.8 million in 2002. During this time, we completed five acquisitions and successfully integrated them into our organization. We have maintained a robust internal compound annual growth rate of 15 percent since 1996. Indeed, internal growth has accelerated in recent years, with 2002 reaching an impressive 16.9 percent.

Gauging the Market

Market conditions also encouraged us to go public in 2002. Our capabilities closely track the priorities of our primary customer, the U.S. federal government. During the 1990s, reductions in government personnel levels and the rapid pace of technology improvements led to our customers' ever-increasing reliance on information technology. There was also a growing consensus that our nation's military readiness had been underfunded. The tragedy of September 11, 2001, which made the fight against terrorism and the elimination of weapons of mass destruction a national priority, reinforced our government's emphasis on homeland security and readiness, intelligence systems, information security, missile defense, weapons systems modernization, and IT insertion...our core strengths.

Our long-term relationships with government clients, solid performance, and established track record have positioned us as a preferred source of systems and services.

Taken together, our strength as a company and our alignment with long-term trends in our marketplace confirmed our decision to offer shares of common stock to the public. By strengthening our balance sheet and raising our visibility, our public offering enables us to capitalize on our momentum, build upon our record of strong internal growth, and, when appropriate, make additional acquisitions. Anteon is well-placed among the leaders in our industry, and we will provide significant value to you, our shareholders.

Our primary goal, becoming the first major pure-play federal services company specializing in information technology and systems engineering and integration, is on track.

A Strong First Impression

Our 2002 results validate that our confidence in the company is well-founded. Revenues for the year were $825.8 million, reflecting an internal growth rate of 16.9 percent over 2001 pro forma revenues of $706.6 million. Operating income was $64.4 million, an increase of 35.6 percent from pro forma operating income of $47.5 million the previous year. Our operating income margins increased significantly due to successful integration of acquired companies, migration of existing work to higher profit margin contracts, and continued containment of indirect costs. Fully diluted earnings per share for 2002 was pro forma $0.86, up 62.3 percent over 2001.*

A key indicator of our future outlook is our contract backlog. Our 2002 ending backlog of $4.3 billion (of which $418 million was funded) represents a 21.6 percent internal increase over 2001. This contract backlog now sits at a company high—5.2 times revenues—enhancing revenue visibility for the foreseeable future. Our backlog will serve as a reliable source of revenues well into the decade and provide a solid basis for sustained revenue growth.

In 2002, we secured projects with a wide variety of clients. The sampling that follows provides an indication of the range of services we provide our customers and our level of engagement with them. These projects include:

- A $94 million contract to support the U.S. Navy Missile Defense program.
- A $93 million contract to support implementation of new technologies aboard U.S. Navy ships.
- Four amendments to our Simulation, Training and Instrumentation contract to support U.S. Army combat training range instrumentation programs. The estimated value of the contract amendments is $10.4 million.
- A $37 million contract to train U.S. Army personnel to operate and maintain unmanned aerial vehicles.
- Contracts totaling $42.5 million to provide information technology, systems engineering and integration, and program management support to the U.S. Air Force Research Laboratory.
- A $46 million contract from the Naval Undersea Warfare Center to provide a wide range of engineering and technological services for imaging and sensor electromagnetic systems.
- A $66 million U.S. Coast Guard order to provide information technology and systems engineering and integration services for the National Distress System and other programs related to Homeland Security.

**Pro forma adjustments are made for the change in capital structure resulting from our March 12, 2002 initial public offering, the implementation of SFAS 141/142, the divestiture and closure of certain non-core businesses in 2001, and the acquisition of the Training Division of SIGCOM, Inc. in July 2001. No adjustment was made to 2002 revenues and operating income. See Pro Forma Reconciliation on pages 31-32.*

- New orders worth approximately $36 million for software development, integration and technology services contracts for the Defense Finance and Accounting Service.
- Three new contracts worth more than $20 million to provide engineering, management and technical support to the Defense Information Systems Agency.

Of our many new orders, $392.9 million were orders received under GSA task order delivery contracts and GWACs. Our expertise in securing these awards is an important source of competitive advantage and revenue growth for the company.



THOMAS M. COGBURN

Executive Vice President and COO

JOSEPH M. KAMPF

President and CEO

Vesting Responsibility in People

At Anteon, the ability to realize our goals depends entirely on our people—the intellectual capital they bring with them, their skills in organizing, analyzing and communicating information, their values, and their relationships with our customers.

We make a practice of hiring outstanding individuals and providing an exceptional working environment. The projects we undertake and the goals of this corporation surpass the abilities and talents of any one individual. That is why we work very hard to make cooperative team efforts, not competition, the cornerstone of our corporate culture. We call this "Team" Anteon.

We are fortunate in attracting proven management with diverse experience as part of "Team" Anteon. They come not just from government and the military but from the commercial sector as well. Many members of our management team have risen from operational positions, so they know best how to support "teams" delivering the highest quality solutions and services to our customers.

Finally, "Team" Anteon is guided by a distinguished, active board that includes former Secretary of Defense Dr. William J. Perry, former Chairman of the Joint Chiefs of Staff General Hugh Shelton, Dr. Paul Kaminski, former Under Secretary of Defense for Acquisition and Technology, and Gilbert F. Decker, former Assistant Secretary of the U.S. Army for Research, Development and Acquisition. In addition to our audit, compensation, and nominating/corporate governance committees, these board members comprise our strategy committee and work with management to continually refine our market and technology initiatives.

Focusing on the Future

The outlook for Anteon is bright indeed. With the passage of the largest current dollar defense budget ever for government fiscal year 2003 and related homeland security initiatives, spending on technology programs and government-wide modernization efforts is expected to continue to grow at a double-digit annual rate over the next several years. Anteon is poised to become a billion dollar company.

We do not intend to stop there. Our primary goal, becoming the first major pure-play federal services company specializing in information technology and systems engineering and integration, is on track. We believe that by continuing our rapid growth and maintaining our discipline and focus, we will retain the flexibility that distinguishes us today, while positioning Anteon to undertake large-scale, complex projects that will likely characterize our future marketplace.

We make a practice of hiring outstanding individuals and providing an exceptional working environment. The projects we undertake and the goals of this corporation surpass the abilities and talents of any one individual. That is why we work very hard to make cooperative team efforts, not competition, the cornerstone of our corporate culture. We call this "Team" Anteon.

We have mapped out a multipart strategy for achieving this goal:

- We will maximize the addressable market by focusing on the growing information technology and systems engineering and integration business.
- We will focus on key verticals such as emergency response, missile defense, logistics systems, intelligence systems, training and simulation, and all key elements of our nation's homeland security initiative. We are already an important participant in Joint Missile Defense work and in the Navy's missile defense solution.
- We will focus on increased cross-selling among our existing customers, acquainting them with the full scope of our services.
- We will continue to develop tailored credential card solutions by combining high-speed access technology, authentication systems, and biometric technologies to help customers meet their identification and access control requirements.
- We will continue to build alliances with major global technology leaders. These alliances allow us to team for and win ever-larger contract opportunities. This approach will enhance our ability to sustain our high internal growth rate.
- We will continue to consider strategic acquisitions as the need and opportunities present themselves.

As we look forward to our second year as a public company and our 27th year in business, we believe that the drive, enthusiasm, and skills harnessed at every level by "Team" Anteon, coupled with our superb positioning vis-à-vis U.S. national security interests, will prove decisive in realizing our aspirations as a company.



Joseph M. Kampf
President and
Chief Executive Officer



Frederick J. Iseman
Chairman of the Board

ANTEON PEOPLE



Our "Team" Culture

At Anteon, we take "team"-building very seriously. Our management team provides oversight, sets policy, and establishes goals to foster a uniform culture and sense of purpose throughout our organization. Our employees form cross-disciplinary teams to meet the needs of our clients, drawing resources from a variety of functional areas and operating units. "Team" Anteon is a distinguishing characteristic of our company and a principal driver of our success.

Winning with "Team" Anteon

Operating the company as "Team" Anteon creates a number of substantial advantages. By emphasizing collaboration, not competition, we optimize internal resource allocations and utilize the talents of our employees more efficiently, creating value for our customers and our company. Our "team" approach has proven to be highly effective in both generating new business and performing on existing contracts. It has been equally impressive in delivering results that exceed the expectations of our clients. Employees working as teams are better able to develop more innovative approaches and to respond to customers' requests faster than if structured in a rigid, hierarchical organization.

Our vision of the company as "Team" Anteon is also critical to our ability to integrate acquisitions successfully. Employees from newly acquired companies soon find themselves working side-by-side with employees from other Anteon offices. Because building the skill sets we offer our clients is critical to our continued success, integrating the expertise we gain from acquisitions is essential.

The culture of empowerment created through "Team" Anteon is one reason that we have been so successful in retaining our people. In the final analysis, our "team" approach is the key to the outstanding levels of internal growth we have attained in recent years, while producing a superior return on shareholder equity.

We are positioned to flourish as a public company. Anteon is a mature company, providing information technology solutions and systems engineering and integration across the Department of Defense, the military intelligence community, nearly all other federal cabinet-level agencies, and other specialized government agencies.



Anteon provides a challenging environment for our employees to make a valued contribution to the company, our customers and ultimately our nation.



Our commitment to staying at the forefront of these ever-evolving skills is a distinguishing characteristic of this company.

ANTEON EXPERTISE

Building on the Fundamentals

Success in our business requires the combination of the right technical competencies and the right domain knowledge to meet our customers' unique requirements. Anteon has focused on developing the system integration skills necessary to meet critical requirements in areas of high national priority.

Broad Technical Competencies

Anteon provides its customers with a full range of information technology and systems engineering skills, including systems analysis, systems design and engineering, software development, systems integration and test, networking and communications, training and simulation, and lifecycle support. Our commitment to staying at the forefront of these ever-evolving skills is a distinguishing characteristic of Anteon.

We set high standards for ourselves. Our Software Solutions Center has achieved Software Engineering Institute Capability Maturity Model Level 3 certification and many of our facilities have earned ISO 9001 certification. These certifications demonstrate our commitment to using proven processes and procedures for developing high quality, reliable, and cost-effective solutions.

In-Depth Domain Knowledge

Anteon applies these technical competencies in a variety of functional domains important to national security interests. We have critical domain expertise in many mission areas, including intelligence systems, missile defense, emergency response, secure identification and access control, weapon systems, logistics systems, and training and simulation. We expand this domain expertise from the continuing support of these mission areas for many years.



The Right Combination

This combination of our technical competence and domain knowledge has enabled us to achieve significant internal growth over the Company's 26-year history and positions us to sustain high internal growth into the future.

For example, our extensive knowledge of existing military logistics systems coupled with our expertise in state-of-the-art information technology tools allowed us to meet a recent urgent customer requirement for a real-time view of logistics status on the battlefield in Afghanistan. Our combination of domain and technical expertise enabled us to meet the emergent need in record time—a matter of weeks instead of many months.

Looking forward, we see this combination of our technical competence and domain knowledge as squarely in the mainstream of national priorities and spending growth. Within the Department of Defense, emphasis on "military transformation" will require proven expertise in weapon systems and logistics modernization, simulation and modeling for training and readiness of operational forces, and collaborative intelligence systems for coalition operations. Within the new Department of Homeland Security, emerging requirements can be expected to include significant opportunities for emergency response, secure identification, and intra-agency information sharing solutions. Our proven performance in these critical areas positions Anteon to continue to capture market share.

Combining our core competencies and domain knowledge with a highly skilled, highly motivated workforce, corporate experience reaching back a full quarter of a century, and a seasoned senior management team, positions us for an extraordinarily bright future.


2%
Other
Intelligence Systems • Missile Defense • Weapon Systems • Secure Identification and Access Control • Logistics Systems • Emergency Response • Training and Simulation •
18%
Federal Civil
80%
Department of Defense
and Intelligence Agencies

Representative Projects

At Anteon, our success depends foremost on the range and quality of the services we offer our customers.

Anteon provides its customers with a full range of information technology and systems engineering skills including systems analysis, systems design and engineering, software development, systems integration and test, networking and communications, training and simulation, and lifecycle support.



Federal Emergency Management Agency





Secure Infrastructure for Rapid Information eXchange Solution (SIRIXS)

Linked Operations Center-Europe (LOCE)

ADVANTAGE ANTEON

Advantage Anteon

Outstanding people. Exceptional grasp of technology. Proven, time-tested performance. Superior internal processes and procedures. Anteon has capitalized on these advantages to establish a solid reputation with our clients.



Combining our core competencies and domain knowledge with a highly skilled, highly motivated workforce, corporate experience reaching back a full quarter of a century, and a seasoned senior management team, positions us for an extraordinarily bright future.


ANT
LISTED
NYSE
Anteon
ANT
LISTED
NYSE
ANT
NYSE
MARCH
12
TUESDAY
ANT
NYSE

Selected Financial Data

For the Years Ended December 31, 2002 and 2001

Income Statements

($ in thousands, except EPS)	**Year Ended December 2002**	Year Ended December 2001	% Change
Revenues	**$825,826**	$715,023	15.5%
Operating expenses:			
Cost of revenues	**711,328**	627,342	13.4%
General and administrative expenses	**48,197**	51,442	(6.3)%
Amortization of noncompete agreement	**—**	349	(100.0)%
Goodwill amortization	**—**	6,704	(100.0)%
Other amortization	**1,907**	2,321	(17.8)%
Operating income	**64,394**	26,865	139.7%
Other income	**417**	4,046	(89.7)%
Interest expense	**17,394**	26,872	(35.3)%
Minority interest	**(18)**	(38)	—%
Pretax income	**47,399**	4,001	1084.7%
Income tax	**18,374**	4,413	316.4%
Net income (loss)	**29,025**	(412)	—%
Extraordinary item	**(2,581)**	330	(882.1)%
Net income (loss) after extraordinary item	**26,444**	$ (82)	—%
EBITDA	**70,994**	47,357	49.9%
Cash flow from operations	**1,278**	37,879	(96.6)%
Basic shares	**32,163**	23,926	34.4%
Diluted shares	**34,022**	23,926	42.2%
EPS, basic	**$ 0.82**	$ 0.00	—%
EPS, diluted	**$ 0.78**	$ 0.00	—%

Pro Forma Income Statements*

	Year Ended December 2002	Year Ended December 2001	% Change
Revenues	**$825,826**	$706,635	16.9%
Operating expenses:			
Cost of revenues	**711,328**	615,286	15.6%
General and administrative expenses	**48,197**	41,628	15.8%
Amortization of noncompete agreement	**—**	349	(100.0)%
Goodwill amortization	**—**	—	—%
Other amortization	**1,907**	1,885	1.2%
Operating income	**64,394**	47,487	35.6%
Other income	**271**	—	—%
Interest expense	**13,265**	17,031	(22.1)%
Minority interest	**(18)**	(38)	—%
Pretax income	**51,382**	30,418	68.9%
Income tax	**19,929**	11,864	68.0%
Net income (loss)	**31,453**	18,554	69.5%
Extraordinary item	**—**	—	—%
Net income (loss) after extraordinary item	**$ 31,453**	$ 18,554	69.5%
EBITDA	**70,847**	56,456	25.5%
Basic shares	**33,975**	33,243	2.2%
Diluted shares	**36,524**	35,228	3.7%
EPS, basic	**$ 0.93**	$ 0.56	66.1%
EPS, diluted	**$ 0.86**	$ 0.53	62.3%

**See the Anteon International Corporation Full Year Pro Forma Reconciliation following the financial statements.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with "Selected Consolidated Financial Data," and our consolidated financial statements and related notes included elsewhere in this filing. Some of the statements in the following discussion are forward-looking statements. See "Forward-Looking Statements" as described in our Form 10-K on file with the SEC.

General

We provide information technology solutions and systems engineering and integration services to government clients. We design, integrate, maintain and upgrade state-of-the-art information systems for national defense, intelligence, emergency response and other high priority government missions. We also provide many of our government clients with the systems analysis, integration and program management skills necessary to manage their mission systems development and operations.

We currently serve over 800 U.S federal government clients as well as state and foreign governments. For the year ended December 31, 2002, we estimate that approximately 90% of our revenue was from contracts where we were the lead, or "prime," contractor. We provide our services under long-term contracts that have a weighted average term of eight years. We have obtained ISO 9001 registration for our quality management systems at key facilities and have achieved Software Engineering Institute (SEI) Level 3 certification for our software development facility's processes. Our contract base is well diversified among government agencies. No single award contract or task order accounted for more than 5.5% of revenues for the year ended December 31, 2002.

Description of Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates including those related to uncollected accounts receivable and other contingent liabilities, revenue recognition and goodwill and other intangible assets. Management bases its estimates on historical experience and on various other factors that are believed to be reasonable at the time the estimates are made. Actual results may differ from these estimates under different assumptions or conditions. Management believes that our critical accounting policies, which require more significant judgments and estimates in the preparation of our consolidated financial statements are, revenue recognition, costs of revenues, goodwill impairment, long-lived assets and identifiable intangible asset impairment and business combinations.

Revenue Recognition

During the twelve months ended December 31, 2002, we estimate that approximately 98% of our revenues were derived from services and approximately 2% from product sales. Services are performed under contracts that may be categorized into three primary types: time and materials, cost-plus reimbursement and firm fixed price. Revenue for time and materials contracts is recognized as time is spent at hourly rates, which are negotiated with the customer. Time and materials contracts are typically more profitable than cost-plus contracts because of our ability to negotiate rates and manage costs on those contracts. Revenue is recognized under cost-plus contracts on the basis of direct and indirect costs incurred plus a negotiated profit calculated as a percentage of costs or as performance-based award fee. Cost-plus type contracts provide relatively less risk than other contract types because we are reimbursed for all direct costs and certain indirect costs, such as overhead and general and administrative expenses, and are paid a fee for work performed. For cost-plus award fee type contracts, we recognize the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the customer regarding our performance, including any interim performance evaluations rendered by the customer. Revenues are recognized under substantially all fixed price contracts based on the percentage-of-completion basis, using the cost-to-cost method for all services provided. For non-service related fixed price contracts, revenues are recognized as units are delivered (the units-of-delivery method).

We recognize revenues under our federal government contracts when a contract is executed, the contract price is fixed and determinable, delivery of the services or products has occurred, the contract is funded and collectibility of the contract price is considered probable. Our contracts with agencies of the federal government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the term of the contract as the services are provided. From time to time we may proceed with work based on customer direction pending finalization and signing of contractual funding documents. We have an internal process for approving any such work. All revenue recognition is deferred during periods in which funding is not received. Costs incurred during such periods are deferred if the receipt of funding is assessed as probable. In evaluating the probability of funding being received, we consider our previous experiences with the customer, communications with the customer regarding funding status, and our knowledge of available funding for the contract or program. If funding is not assessed as probable, costs are expensed as they are incurred.

We recognize revenues under our federal government contracts based on allowable contract costs as mandated by the federal government's cost accounting standards. The costs we incur under federal government contracts are subject to regulation and audit by certain agencies of the federal government. Contract cost disallowances resulting from government audits have not historically been significant. We may be exposed to variations in profitability, including potential losses, if we encounter variances from estimated fees earned under award fee contracts and estimated costs under fixed price contracts.

We generally do not pursue fixed price software development work that may create material financial risk. We do, however, provide services under fixed price labor hour and fixed price level of effort contracts, which represent similar levels of risk as time and materials contracts. Our contract mix was approximately 37% time and materials, 35% cost-plus and 28% fixed price (a substantial majority of which are firm fixed price level of effort) during the twelve months ended December 31, 2002. The contract mix can change over time depending on contract awards and acquisitions. Under cost-plus contracts, operating profits are statutorily limited to 15% but typically range from 5% to 7%. Under fixed price and time and materials contracts, margins are not subject to statutory limits. However, the federal government's objective in negotiating such contracts is to seldom allow for operating profits in excess of 15% and, due to competitive pressures, operating profits on such contracts are often less than 10%.

We maintain reserves for uncollectible accounts receivable which may arise in the normal course of business. Historically, we have not had significant write-offs of uncollectible accounts receivable. However, we do perform work on many contracts and task orders where, on occasion, issues may arise which would lead to accounts receivable not being fully collected.

Costs of Revenues

Our costs are categorized as either direct or indirect costs. Direct costs are those that can be identified with and allocated to specific contracts and tasks. They include labor, fringe (vacation time, medical/dental, 401(k) plan matching contribution, tuition assistance, employee welfare, worker's compensation and other benefits), subcontractor costs, consultant fees, travel expenses and materials. Indirect costs are either overhead or general and administrative expenses. Indirect costs cannot be identified with specific contracts or tasks, and to the extent that they are allowable, they are allocated to contracts and tasks using appropriate government-approved methodologies. Costs determined to be unallowable under the Federal Acquisition Regulations cannot be allocated to projects. Our principal unallowable costs are interest expense, amortization expense for goodwill (prior to the adoption of SFAS No. 142 in January 2002), amortization expense for separately identified intangibles from acquisitions, certain general and administrative expenses and, prior to our initial public offering, management fees paid to Caxton-Iseman Capital, Inc., an affiliate of our principal stockholders. A key element to our success has been our ability to control indirect and unallowable costs, enabling us to profitably execute our existing contracts and successfully bid for new contracts. In addition, with the acquisition of new companies, we have been able to manage our indirect costs and improve operating margins by integrating the indirect cost structures and realizing opportunities for cost synergies.

Goodwill Impairment

Goodwill relating to our acquisitions represents the excess of cost over the fair value of net tangible and separately identifiable intangible assets acquired. For acquisitions completed prior to July 1, 2001, and until the adoption of SFAS No. 141 and SFAS No. 142 on January 1, 2002, goodwill was amortized on a straight-line basis over periods ranging from twenty to thirty years. Determination of the amortization period was dependent on the nature of the operations acquired. Effective January 1, 2002, we adopted SFAS No. 142 and no longer amortize goodwill but rather test for impairment of our goodwill at least annually using a fair value approach.

As of June 30, 2002, we had identified our reporting units, allocated our assets and liabilities, including goodwill, to reporting units and compared the carrying value of the reporting units to their estimated fair values using a discounted cash flow approach in performing the transitional impairment analysis required under SFAS No. 142. There was no indication of goodwill impairment as a result of the transitional impairment analysis.

As of September 30, 2002, we performed our annual goodwill impairment analysis required under SFAS No. 142. We applied the same methodology described above in performing our annual impairment test and we noted there was no indication of goodwill impairment for any reporting unit. We will perform our annual impairment test as of September 30 each year unless circumstances indicate that an impairment test should be performed sooner. If we are required to record an impairment charge in the future, it would have an adverse noncash impact on our results of operations.

Long-Lived Assets and Identifiable Intangible Asset Impairment

Long-lived assets and identifiable intangible assets, excluding goodwill, are evaluated for impairment when events occur that suggest that such assets may be impaired. Such events could include, but are not limited to, the loss of a significant customer or contract, decreases in federal government appropriations or funding of certain programs, or other similar events. None of these events occurred for the period ended December 31, 2002. We determine if an impairment has occurred based on a comparison of the carrying amount of such assets to the future undiscounted net cash flows, excluding charges for interest. If considered impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value, as determined by an analysis of discounted cash flows using a discounted interest rate based on our cost of capital and the related risks of recoverability.

In evaluating impairment, we consider, among other things, our ability to sustain our current financial performance on contracts and tasks, our access to and penetration of new markets and customers and the duration of, and estimated amounts from, our contracts. Any uncertainty of future financial performance is dependent on the ability to maintain our customers and the continued funding of our contracts and tasks by the government. Over the past four years, we have been able to win the majority of our contracts that have been recompeted. In addition, we have been able to sustain financial performance through indirect cost savings from our acquisitions, which have generally resulted in either maintaining or improving margins on our contracts and tasks. If we are required to record an impairment charge in the future, it would have an adverse impact on our results of operations.

Business Combinations

Subsequent to January 1, 2002, and for business combinations occurring after June 30, 2001, we apply the provisions of SFAS No. 141, *Business Combinations*, whereby the net tangible and separately identifiable intangible assets acquired and liabilities assumed are recognized at their estimated fair market values at the acquisition date. The purchase price in excess of the estimated fair market value of the net tangible and separately identifiable intangible assets acquired represents goodwill. The allocation of the purchase price related to our business combinations involves significant estimates and management judgement that may be adjusted during the allocation period, but in no case beyond one year from the acquisition date. Costs incurred related to successful business combinations are capitalized as costs of business combinations, while costs incurred by us for unsuccessful or terminated acquisition opportunities are expensed when we determine that such opportunities will no longer be pursued. Costs incurred related to anticipated business combinations are deferred.

Statements of Operations

The following is a description of certain line items from our consolidated statements of operations.

Costs of revenues include direct labor and fringe costs for program personnel and direct expenses incurred to complete contracts and task orders. Costs of revenues also include subcontract work, consultant fees, materials, depreciation and overhead. Overhead consists of indirect costs relating to operational managers, rent/facilities, administration, travel and other expenses.

General and administrative expenses are primarily for corporate functions such as management, legal, finance and accounting, contracts and administration, human resources, company management information systems and depreciation, and also include other unallowable costs such as marketing, certain legal fees and accruals.

Amortization expenses relate to the costs associated with goodwill (prior to our adoption of SFAS No. 142 on January 1, 2002) and intangible assets from our acquisitions. These intangible assets represent the fair value assigned to employee workforce as part of our acquisitions of A&T and Sherikon (prior to our adoption of SFAS No. 141 on January 1, 2002) and contract backlog as part of our acquisitions of A&T, Sherikon and SIGCOM. Amortization expenses also include costs associated with certain noncompete agreements entered into in connection with acquisitions.

Interest expense is primarily for our 12% Notes and our Credit Facility, our subordinated notes payable and subordinated convertible promissory notes held by our stockholders prior to their repayment or conversion in connection with our IPO, and other miscellaneous interest costs. In addition, approximately $1.9 million of interest expense for the twelve months ended December 31, 2002 relates to the recognition of previously unrecognized losses related to the termination of approximately $30.0 million in interest rate swaps.

Other income is from non-core business items such as gains on the sales and closures of businesses and investments.

Backlog

Each year a significant portion of our revenue is derived from existing contracts with our government clients, and a portion of the revenue represents work related to maintenance, upgrade or replacement of systems under contracts or projects for which we are the incumbent provider. Proper management of contracts is critical to our overall financial success and we believe that we manage costs effectively, making us competitive on price. We believe that our demonstrated performance record and service excellence have enabled us to maintain our position as an incumbent service provider on more than 90% of our contracts that have been recompeted over the past four years. We have increased our total estimated contract value by approximately $760.0 million, from $3.5 billion as of December 31, 2001, to $4.3 billion at December 31, 2002, of which approximately $418.2 million was funded backlog as of December 31, 2002. Funded backlog increased approximately $108.7 million to $418.2 million at December 31, 2002 from $309.5 million as of December 31, 2001. Our total estimated contract value represents the aggregate estimated contract revenue to be earned by us at a given time over the remaining life of our contracts. When more than one company is awarded a contract for a given work requirement, we include in total estimated contract value only our estimate of the contract revenue we expect to earn over the remaining term of the contract. Funded backlog is based upon amounts actually appropriated by a customer for payment for goods and services. Because the federal government operates under annual appropriations, agencies of the federal government typically fund contracts on an incremental basis. Accordingly, the majority of the total estimated contract value is not funded backlog. Our estimated contract value is based on our experience under contracts, and we believe our estimates are reasonable. However, there can be no assurance that our existing contracts will result in actual revenues in any particular period or at all. These amounts could vary depending upon government budgets and appropriations. In addition, we are periodically asked to work at-risk on projects. At-risk means that the customer has asked us to work, or to continue working, on a project even though there are no funds obligated and released for payment by the customer. In most cases, the government is in the process of funding the contract or tasks and requests that we continue work to avoid disruptions to the project. Historically, we have not recorded any significant write-offs because funding was not ultimately received.

Acquisitions, Divestitures and Business Closures

In 1996, we were formed by affiliates of and companies managed by Caxton-Iseman Capital, Inc., including Azimuth Technologies, L.P., Azimuth Tech. II LLC and Frederick J. Iseman, which we refer to collectively as the "Caxton-Iseman Stockholders." On April 1, 1996, we acquired all of the outstanding stock of Anteon Virginia (then known as Ogden Professional Services Corporation) from Ogden Corporation in a leveraged transaction. Anteon Virginia provided information technology and network system services primarily to the U.S. government and its agencies. We paid an aggregate consideration of approximately $36.5 million to Ogden, including transaction costs. The acquisition was accounted for using the purchase method of accounting.

The following table summarizes our acquisitions, divestitures and business closures.

Name	Status	Acquisition Date	Revenues for the Most Recently Completed Twelve-Month Period Ended Prior to Acquisition
			(in thousands)
ACQUISITIONS			
Vector Data Systems	Acquired	August 1997	$ 35,600
Techmatics	Acquired	May 1998	56,700
Analysis & Technology	Acquired	June 1999	170,400
Sherikon	Acquired	October 2000	62,700
SIGCOM Training	Acquired	July 2001	12,500

Name	Status	Divestiture/Closure Date	Revenues for the Twelve Months Ended Prior to Divestiture/Closure
			(in thousands)
DIVESTITURES/CLOSURES			
CITE	Sold	June 2001	$ 2,411
IMC	Sold	July 2001	21,710
DisplayCheck	Sold	April 2002	270
STSR	Closed	December 2001	3,427

Acquisitions

Vector Data Systems—On August 29, 1997, we acquired all of the outstanding stock of Vector Data Systems, Inc., or "Vector Data," including Vector Data's eighty percent equity interest in Vector Data Systems (UK) Limited, collectively, "Vector." Vector supplied specialized information systems and services for the collection, analysis and distribution of military intelligence data. The aggregate consideration paid by us was approximately $19.0 million, including transaction costs. The acquisition was accounted for using the purchase method of accounting.

Techmatics—On May 29, 1998, we acquired all of the outstanding stock of Techmatics, an established provider of systems engineering and program management services for large-scale military system development, including the Navy's surface ship fleet, on-ship combat systems and missile defense programs. The aggregate consideration paid by us was approximately $45.9 million, including transaction costs. The acquisition was accounted for using the purchase method of accounting.

Analysis & Technology—On June 23, 1999, we acquired all of the outstanding stock of Analysis & Technology, Inc., or "A&T," a provider of systems and engineering technologies, technology-based training systems and information technologies to the U.S. government and commercial customers, for an aggregate consideration, including transaction costs, of approximately $115.6 million. The acquisition was accounted for using the purchase method of accounting.

Sherikon—On October 20, 2000, we purchased all of the outstanding stock of Sherikon, a technology solutions and services firm, for an aggregate consideration, including transaction costs, of approximately $34.8 million. We issued $7.5 million principal amount subordinated promissory notes to former shareholders of Sherikon of which $2.5 million remains outstanding. On October 18, 2002, we asserted an indemnification claim against the former shareholders of Sherikon in an aggregate amount exceeding the $2.5 million promissory note. We are treating this indemnification claim as a set off against the $2.5 million promissory note obligation. The acquisition was accounted for using the purchase method of accounting.

SIGCOM Training—On July 20, 2001, we acquired the assets, contracts and personnel of the training systems division of SIGCOM, Inc., for an aggregate consideration of $11.0 million, including transaction costs. The training systems division of SIGCOM, Inc., is a provider of sophisticated simulation systems used by the most advanced military and government organizations around the world, including the U.S. Army, U.S. Marine Corps, U.S. Navy Seals, the FBI, SWAT teams, British Special Forces and NATO troops, to help acclimate members of the armed forces to combat conditions in urban areas. The acquisition was accounted for using the purchase method of accounting.

Divestitures/Closures

In June 2001, our management made a strategic decision to focus our resources on our core services business. As a result, we have sold, closed or substantially curtailed several small businesses.

Center for Information Technology Education—We established CITE in 1999 to conduct training for adults in the metropolitan Washington, D.C. area who were interested in information technology as a second career. CITE offered ORACLE database and JAVA training. While initially profitable, the business was impacted by the slowdown of the general economy. On June 29, 2001, we sold the business for $100,000, of which $50,000 was paid in cash and the remainder was required to be paid in equal monthly installments of approximately $8,300 beginning August 1, 2001. In addition, we retained the tuition from courses that were already under way prior to the sale on June 29, 2001. CITE's losses from operations totaled $1.0 million for the twelve months ended December 31, 2001, on revenue of $1.2 million. CITE's income from operations totaled $414,000 for the year ended December 31, 2000, on revenues of $2.5 million.

CITI-SIUSS LLC—We established a joint venture, CITI-SIUSS LLC (formerly known as Anteon-CITI-LLC), with Criminal Investigative Technology, Inc., in 1999 to participate in the law enforcement software development and services market. After two years of investment in software and business development expenses, the joint venture had not generated a sufficient customer base to create a self-supporting business. In June 2001, we decided to cease software development operations but to continue to support existing customers. For the twelve months ended December 31, 2001, the joint venture generated operating losses of $2.6 million on revenues of approximately $1.5 million, compared with operating losses of $2.5 million on revenues of $879,000 for the twelve months ended December 31, 2000. We do not intend to make any additional investment in developing or enhancing the existing software.

Interactive Media Corp.—On July 20, 2001, we sold all of our stock in IMC for $13.5 million in cash, subject to adjustment based on the amount of working capital as of the day of sale. IMC specializes in providing training services to customers primarily in the commercial marketplace. Prior to the sale, IMC transferred to us the assets of the government division of IMC, which specializes in training services primarily for the government marketplace. For the commercial division, revenues were approximately $11.7 million for the twelve months ended December 31, 2001, as compared to $18.1 million for the twelve months ended December 31, 2000. Operating loss was approximately $41,000 for the twelve months ended December 31, 2001, as compared to operating income of $686,000 for the twelve months ended December 31, 2000. The total gain from the sale recorded for the twelve months ended December 31, 2001, was approximately $3.5 million.

DisplayCheck—Through our acquisition of A&T in June 1999, we acquired expertise in electronic testing of liquid crystal displays and other microdisplay products that utilize liquid crystal on silicon technologies. This newly emergent market was pursued to determine business feasibility. While we were successful in generating a limited amount of revenue from our test equipment products, we decided not to make any further investments in this market. Operations ceased in August 2001. Operating losses of $407,000 on revenues of $664,000 were incurred in the twelve months ended December 31, 2001. DisplayCheck generated an operating loss of $15,000 on revenue of $703,000 in 2000. On April 3, 2002, we sold principally all of the assets and transferred certain liabilities of the business for an aggregate purchase price of $200,000.

South Texas Ship Repair—Through our acquisition of Sherikon in October 2000, we acquired South Texas Ship Repair, or "STSR." STSR specialized in performing ship repair projects for government, commercial and private customers. The market conditions for this type of work deteriorated significantly in late 2000 and early 2001. Management decided to cease the operations of STSR in December 2001. During the twelve months ended December 31, 2001, we incurred operating losses of $2.1 million on revenues of $3.3 million. For the twelve months ended December 31, 2001, we also wrote off approximately $1.0 million in goodwill, which was part of the original goodwill from the Sherikon acquisition.

Results of Operations

Our historical consolidated financial statements do not reflect the full-year impact of the operating results of a number of our acquisitions, divestitures and closures, since their operating results are only included or excluded from our results from the date of acquisition, divestiture or closure, as applicable. In addition, our operating results from period to period may not be comparable with future results because we incurred a number of expenses as discussed below, the impact of the amortization and reclassification principles of SFAS No. 142 relating to goodwill and certain intangible assets (discussed below) and the impact of our initial public offering in March 2002.

The following table sets forth our consolidated results of operations based on the amounts and percentage relationship of the items listed to revenues during the period shown:

(in thousands, except percentages)	Twelve Months Ended December 31,					
	2002		2001		2000	
Revenues	**$825,826**	**100.0%**	$715,023	100.0%	$542,807	100.0%
Cost of revenues	**711,328**	**86.1**	627,342	87.7	474,924	87.5
Gross profit	**114,498**	**13.9**	87,681	12.3	67,883	12.5
Costs and expenses						
General and administrative	**48,197**	**5.8**	51,442	7.2	38,592	7.1
Amortization(1)	**1,907**	**0.3**	9,374	1.3	8,253	1.5
Total operating expenses	**50,104**	**6.1**	60,816	8.5	46,845	8.6
Income from operations	**64,394**	**7.8**	26,865	3.8	21,038	3.9
Interest expense, net	**17,394**	**2.1**	26,872	3.8	26,513	4.9
Other (income) expense, net	**(417)**	**—**	(4,046)	(0.6)	—	—
Income before taxes and minority interest	**47,417**	**5.7**	4,039	0.6	(5,475)	(1.0)
Provision (benefit) for income taxes	**18,374**	**2.2**	4,413	0.6	(153)	—
Minority interest	**(18)**	**—**	(38)	—	32	—
Income (loss) before extraordinary items	**29,025**	**3.5**	(412)	(0.1)	(5,290)	(1.0)
Extraordinary gain (loss) on early extinguishment of debt, net of tax	**(2,581)**	**(0.3)**	330	—	—	—
Net income (loss)	**$ 26,444**	**3.2%**	$ (82)	0.0%	$ (5,290)	(1.0)%

(1) Includes amortization of noncompete agreements, amortization of contract backlog intangibles and, for 2000 and 2001 before the adoption of SFAS No. 142, goodwill amortization and amortization of employee workforce intangibles.

2002 Compared with 2001

Revenues

For the twelve months ended December 31, 2002, revenues increased to $825.8 million, or 15.5%, from $715.0 million for the twelve months ended December 31, 2001. The increase in revenues was attributable to organic growth and the full year 2002 impact of the acquisition of SIGCOM Training in July 2001. This increase was offset in part by the sale of the commercial business of IMC on July 20, 2001. IMC's 2001 revenue for the commercial division was $11.7 million through the sale date. For the twelve months ended December 31, 2002, our organic growth was 16.9%, or $119.2 million, excluding the impact of acquired, closed or sold businesses. The increase in our organic growth was primarily attributable to growth in contracts for the development of information technology, communications systems for the intelligence community, training, modeling and simulation across our Department of Defense customer base, support for U.S. Navy programs and support for U.S. Air Force acquisition and operations.

Costs of Revenues

For the twelve months ended December 31, 2002, costs of revenues increased by $84.0 million, or 13.4%, to $711.3 million from $627.3 million for the twelve months ended December 31, 2001. For the twelve months ended December 31, 2002, costs of revenues as a percentage of revenues decreased to 86.1% from 87.7% for the twelve months ended December 31, 2001. The costs of revenues increase was due primarily to the corresponding growth in revenues resulting from organic growth and our acquisition of SIGCOM Training. The gross margin increased from 12.3% for the twelve months ended December 31, 2001, to 13.9% for the twelve months ended December 31, 2002, primarily due to reductions in overhead expenses and depreciation. Depreciation decreased from $7.1 million in 2001 to $4.3 million in 2002. Most of the decrease was due to the curtailment of operations of CITI-SIUSS LLC in 2001 and completion of the remaining software depreciation during the first half of 2001.

General and Administrative Expenses

For the twelve months ended December 31, 2002, general and administrative expenses decreased $3.2 million, or 6.3%, to $48.2 million from $51.4 million for the twelve months ended December 31, 2001. General and administrative expenses for the twelve months ended December 31, 2002, as a percentage of revenues, decreased to 5.8% from 7.2%. Excluding certain items from the twelve months ended December 31, 2001, as outlined below, and the impact of businesses sold or closed (described above), general and administrative expenses as a percentage of revenue would have been 6.3% of our revenues for the twelve months ended December 31, 2001. Certain items totaling $6.6 million that were incurred in the twelve months ended December 31, 2001, but were not incurred in the twelve months ended December 31, 2002, included a $3.6 million fee payable to Caxton-Iseman Capital, Inc., in connection with the termination of our management fee agreement as of December 31, 2001, management fees of $1.0 million paid to Caxton-Iseman Capital, Inc., a $750,000 write-down of the carrying value of our North Stonington, Connecticut facility, a $600,000 settlement and $497,000 in legal fees incurred in the first quarter of 2001 for matters relating to a dispute with a former subcontractor, and a $181,000 severance charge relating to the termination of a former A&T executive. General and administrative expenses for the twelve months ended December 31, 2001, also included costs related to several businesses which were either sold or closed during 2001, including IMC, CITE, DisplayCheck and STSR.

Amortization

For the twelve months ended December 31, 2002, amortization expenses decreased $7.5 million, or 79.7%, to $1.9 million from $9.4 million for the twelve months ended December 31, 2001. Amortization as a percentage of revenues was 1.3% for the twelve months ended December 31, 2001. The decrease in amortization expenses was primarily attributable to the adoption of SFAS No. 142 as of January 1, 2002, which eliminated further amortization of goodwill. In addition, for the twelve months ended December 31, 2001, we wrote off $1.0 million in goodwill associated with the closure of STSR in 2001. See the notes to our consolidated financial statements, included elsewhere in this filing.

Operating Income

For the twelve months ended December 31, 2002, operating income increased $37.5 million, or 139.7%, to $64.4 million from $26.9 million for the twelve months ended December 31, 2001. Operating income as a percentage of revenues increased to 7.8% for the twelve months ended December 31, 2002, from 3.8% for the twelve months ended December 31, 2001. Absent the $6.6 million of expenses for the twelve months ended December 31, 2001 described in the general and administrative expenses section above, the $1.0 million for the write-off of goodwill as a result of the closure of STSR, assuming the allocation and amortization principles of SFAS No. 141 and SFAS No. 142 had been in effect as of January 1, 2001, assuming the elimination of our sold or closed operations, and including the operating results of SIGCOM Training for fiscal 2001, our operating income would have been $39.8 million for the twelve months ended December 31, 2001, and our operating margin would have been 5.6%.

Interest Expense, Net

For the twelve months ended December 31, 2002, interest expense, net of interest income, decreased $9.5 million, or 35.3%, to $17.4 million from $ 26.9 million for the twelve months ended December 31, 2001. The decrease in interest expense was due primarily to a reduction in our debt as a result of our initial public offering in March 2002, which generated $75.2 million in net cash, and the conversion of our $22.5 million subordinated convertible promissory note held by Azimuth Tech. II LLC, one of our principal stockholders. In addition, interest expense decreased as a result of lower borrowing rates in 2002 compared with 2001. The decrease in interest expense was offset in part by the recognition of previously unrecognized losses of $1.9 million related to the termination of $30.0 million of interest rate swap agreements.

Other Income

For the twelve months ended December 31, 2002, other income decreased $3.6 million to $417,000 from $4.0 million for the twelve months ended December 31, 2001. Other income for the twelve months ended December 31, 2002, included a gain on the sale of DisplayCheck assets and receipt of insurance proceeds for misappropriated equipment previously recorded as a loss. Other income for the twelve months ended December 31, 2001 was comprised primarily of gains on sales and closure of businesses of $4.0 million. Gains on sales and closure of businesses consisted of a $100,000 gain on the sale of CITE's assets and $487,000 representing the remaining minority interest as of the date of curtailment of operations of CITI-SIUSS, LLC. In addition, for the twelve months ended December 31, 2001, we sold IMC as discussed above, resulting in a gain of $3.5 million.

Provision for Income Taxes

Our effective tax rate for the twelve months ended December 31, 2002 was 38.8%, compared with 110.3% for the twelve months ended December 31, 2001, due primarily to a reduction in non-deductible goodwill amortization expense as a result of the implementation of SFAS No. 142 as of January 1, 2002.

2001 Compared with 2000

Revenues

For the twelve months ended December 31, 2001, revenues increased to $715.0 million, or 31.7%, from $542.8 million for the twelve months ended December 31, 2000. The increase in revenues was attributable to organic growth, a full year of revenue from Sherikon, which was acquired in October 2000, and the acquisition of SIGCOM Training. These increases were offset in part by the sale of the commercial business of IMC on July 20, 2001. For the twelve months ended December 31, 2001, organic growth was 21.0%, or $110.9 million. This growth was driven in part by the expansion of work on several large contracts with the U.S. Army, FEMA, Office of the Secretary of Defense, GSA and U.S. Postal Service. In addition, we won several new contracts, including contracts with the Secretary of the Air Force, the U.S. Army Battle Simulation Center and the U.S. Navy. Sherikon provided $68.7 million in revenue during the twelve-month period ended December 31, 2001, which was an increase of $53.5 million from the twelve-month period ended December 31, 2000, during which Sherikon was only included for the period subsequent to its acquisition. SIGCOM Training, which was acquired in July 2001, provided an additional $7.9 million in revenue subsequent to its acquisition. IMC's revenues for the commercial division were $11.7 million during the twelve-month period ended December 31, 2001, compared with $18.1 million during the twelve-month period ended December 31, 2000. IMC was sold in July 2001.

Costs of Revenues

For the twelve-month period ended December 31, 2001, costs of revenues increased by $152.4 million, or 32.1%, to $627.3 million from $474.9 million for the twelve-month period ended December 31, 2000. Costs of revenues as a percentage of revenues grew from 87.5% to 87.7%. The costs of revenues growth was due primarily to the corresponding growth in revenues resulting from organic growth, the inclusion of a full year of Sherikon's revenues, and the acquisition of SIGCOM Training. The majority of this growth was due to a $61.4 million increase in direct labor and fringe and an $84.1 million increase in other direct contract costs. Our gross margin declined from 12.5% to 12.3% primarily due to an increase in the portion of our revenues generated through subcontractors, which generally result in a lower margin.

General and Administrative Expenses

For the twelve-month period ended December 31, 2001, general and administrative expenses increased $12.9 million, or 33.3%, to $51.4 million from $38.6 million for the twelve-month period ended December 31, 2000. General and administrative expenses as a percentage of revenues increased to 7.2% from 7.1%. The increase in expenses was due to additional costs related to our growth, and included $3.9 million in general and administrative costs reflecting a full year of operations from Sherikon, which was acquired on October 20, 2000. This increase was offset by cost savings from the integration of A&T, Sherikon and SIGCOM Training. Expenses in 2001 included a $3.6 million fee payable to Caxton-Iseman Capital, Inc., in connection with the termination of our management fee agreement as of December 31, 2001; a $1.0 million management fee paid to Caxton-Iseman Capital, Inc., for 2001; a $750,000 write-down of the carrying value of our North Stonington, Connecticut facility; a $600,000 settlement and $497,000 in related legal fees incurred during the first quarter of 2001 for matters relating to a dispute with a former subcontractor (see Note 16(c) to our historical consolidated financial statements included elsewhere in this filing); and a $181,000 severance charge relating to the termination of a former A&T executive. Excluding the aggregate $6.6 million expenses mentioned above, our general and administrative expenses for the twelve months ended December 31, 2001 would have represented 6.3% of our revenues for the same period. General and administrative expenses for the twelve months ended December 31, 2001 also included costs related to several businesses which were either sold or closed during the year, including IMC, CITE, DisplayCheck and STSR.

Amortization

For the twelve-month period ended December 31, 2001, amortization expenses increased $1.1 million or 13.6%, to $9.4 million from $8.3 million for the prior period. Amortization as a percentage of revenues decreased to 1.3% from 1.5%. The increase in amortization expenses was primarily attributable to a $1.2 million increase in amortization expense due to the inclusion of a full year of Sherikon goodwill and intangibles amortization expense as well as $100,000 for six months of SIGCOM Training intangible amortization expense. In addition, we wrote off $1.0 million in goodwill relating to the closure of STSR in 2001. These amounts were offset by a $500,000 decrease in noncompete amortization and a $859,000 increase due to a large, one-time adjustment resulting from the reclassification of a portion of A&T's goodwill to intangibles, which occurred in 2000.

Operating Income

For the twelve-month period ended December 31, 2001, operating income increased $5.8 million, or 27.7%, to $26.9 million from $21.0 million. Operating income as a percentage of revenue decreased to 3.8% for the twelve months ended December 31, 2001 from 3.9% for the twelve months ended December 31, 2000. Absent $6.6 million of expenses detailed in general and administrative expenses, $1.0 million for the write-off of goodwill as a result of the closure of STSR, assuming the allocation and amortization principles of SFAS No. 142 had been in effect as of January 1, 2001, and assuming the elimination of our sold or closed operations for the entire twelve-month period ended December 31, 2001, our operating income would have been $39.8 million for the twelve-month period ended December 31, 2001 and our operating margin would have been 5.6%.

Interest Expense, Net

For the twelve-month period ended December 31, 2001, interest expense, net of interest income, increased $360,000, or 1.4%, to $26.9 million from $26.5 million for the twelve-month period ended December 31, 2000. The increase in interest expense was due primarily to increased borrowings on our revolving line of credit relating primarily to the purchases of Sherikon in October 2000 and SIGCOM Training in July 2001, net of proceeds from the sale of IMC used to reduce our borrowings under the revolving loan portion of our prior credit facility.

Other Income

For the twelve month period ended December 31, 2001, other income, which includes gains on sales and closures of businesses, was $4.0 million. We sold IMC in the third quarter of 2001 at a gain of $3.5 million. In addition, other income includes a $100,000 gain on the sale of CITE's assets and a $487,000 gain resulting from the closure of the CITI-SIUSS LLC. Upon cessation of the operations of CITI-SIUSS LLC there were no excess proceeds available to us or the minority interest. Accordingly, the remaining minority interest was written off to other income.

Provision for Income Taxes

Our effective tax rate for the twelve-month period ended December 31, 2001 was 110.3%, compared with a benefit of 2.8% for the twelve-month period ended December 31, 2000, due to an increase in non-deductible goodwill associated with the acquisition of Sherikon and the increase of our effective federal tax rate from 34% to 35%.

Liquidity and Capital Resources

Cash Flow for the Twelve Months Ended December 31, 2002 and 2001

We generated $1.3 million in cash from operations for the twelve months ended December 31, 2002. By comparison, we generated $37.9 million in cash from operations for the twelve months ended December 31, 2001. The reduced level of cash from operations for the twelve months ended December 31, 2002 was primarily the result of an increase in contract receivables created by an upgrade of software systems and procedures by two government paying offices that process a substantial percentage of our invoices, which caused delays in payment of contract receivables. We saw improvement in government payment cycles in the fourth quarter of 2002, which resulted in a four-day improvement in our days sales outstanding as compared to the third quarter of 2002. We expect collection of contract receivables from these two paying offices to continue to improve during 2003. Contract receivables increased $57.7 million for the twelve months ended December 31, 2002. Principally as a result of the above, total days sales outstanding were 78 days as of December 2002 compared with 66 days as of December 2001. Accounts receivable totaled $189.1 million at December 31, 2002 and represented 52% of total assets at that date. Additionally, increases in accounts payable and accrued expenses resulted in an increase of $22.6 million of cash from operations, a 43.6% increase from 2001. For the twelve months ended December 31, 2002, net cash used in investing activities was $1.4 million, which was attributable to purchases of property, plant and equipment, offset in part by $1.8 million in proceeds received from the sale of our facility in Butler, Pennsylvania. Cash provided by financing activities was $2.5 million for the twelve months ended December 31, 2002.

On March 15, 2002, we completed our IPO with the sale of 4,687,500 shares of our common stock. Our net proceeds were approximately $75.2 million, based on an IPO price of $18.00 per share, after deducting underwriting discounts and commissions of $5.9 million and offering costs and expenses of $3.3 million. We used the net proceeds from the IPO to: repay $11.4 million of our debt outstanding under the term loan portion of our prior credit facility; temporarily pay down $39.5 million on the revolving loan portion of our prior credit facility on March 15, 2002 (the revolving loan was subsequently increased on April 15, 2002 to redeem $25.0 million principal amount of our 12% Notes); redeem $25.0 million principal amount of our 12% Notes on April 15, 2002, and to pay accrued interest of $1.3 million thereon and the associated $3.0 million prepayment premium (pending the permanent use of such net proceeds, we used such funds to temporarily reduce the revolving portion of our prior credit facility); to repay in full our $7.5 million principal amount subordinated promissory note held by Azimuth Technologies, L.P., one of our principal stockholders, including $50,000 aggregate principal amount of our subordinated promissory notes, held by present members of our management; and to repay $4.4 million of our subordinated notes, relating to accrued interest on our $22.5 million principal amount subordinated convertible promissory note formerly held by Azimuth Tech. II LLC, one of our principal stockholders.

The remainder of the net proceeds to us from the IPO, approximately $12.5 million, was temporarily invested in short-term investment grade securities and subsequently liquidated and used to repay amounts outstanding under the revolving portion of our prior credit facility. We also used $2.5 million of the IPO proceeds temporarily to repay debt under the revolving portion of our prior credit facility with the intention of repaying in full, on or before October 20, 2002, a $2.5 million principal amount promissory note held by former stockholders of Sherikon, Inc. On October 18, 2002, we asserted an indemnification claim against the former shareholders of Sherikon, Inc., in an aggregate amount exceeding the $2.5 million promissory note. We are treating this indemnification claim as a set off against the $2.5 million promissory note obligation.

On October 21, 2002, we entered into an amended and restated credit agreement related to our Credit Facility. This amendment and restatement, among other things, provides for the potential increase to the revolving loan portion of our Credit Facility to a maximum of $200 million, loosens certain restrictions on our ability to incur indebtedness and make investments and made appropriate revisions to the definition of change in control to reflect the fact that our IPO has occurred. The Credit Facility also permits us to elect from time to time to (i) repurchase certain amounts of our subordinated debt and outstanding common stock from our share of excess cash flow (as defined in the Credit Facility); and (ii) repurchase certain amounts of our subordinated debt from our share of net cash proceeds of issuances of equity securities. In addition, the Credit Facility provides flexibility to raise additional financing to fund future acquisitions.

Historically, our primary liquidity requirements have been for debt service under our Credit Facility and 12% Notes and for acquisitions and working capital requirements. We have funded these requirements primarily through internally generated operating cash flow and funds borrowed under our existing Credit Facility. Our Credit Facility expires June 23, 2005. The facility consists of a term loan and a revolving line of credit allowing for aggregate borrowings of up to $222.3 million as of December 31, 2002. Borrowings from the revolving line of credit can be made based upon a borrowing base consisting of a portion of our eligible billed and unbilled receivable balances and our ratio of net debt to EBITDA (as defined in the Credit Facility). The Credit Facility contains affirmative and negative covenants customary for such financings. The Credit Facility also contains financial covenants customary for such financing, including, but not limited to: maximum ratio of net debt to EBITDA; maximum ratio of senior debt to EBITDA and limitation on capital expenditures. For the period ended December 31, 2002, we complied with all of the financial covenants. At December 31, 2002, total debt outstanding under our Credit Facility was approximately $28.2 million, consisting of

$21.2 million of term loan and $7.0 million outstanding under the revolving loan portion of our Credit Facility. The total funds available to us under the revolving loan portion of our Credit Facility as of December 31, 2002, were $108.3 million. Under certain conditions related to excess annual cash flow, as defined in our Credit Facility, and the receipt of proceeds from certain asset sales and debt or equity issuances, we are required to prepay, in amounts specified in our Credit Facility, borrowings under the term loan. Due to excess cash flows generated during 2001 under our Credit Facility (prior to its amendment), we made an additional principal payment of $10.7 million under the term loan portion of our Credit Facility during the quarter ended March 31, 2002. In addition, borrowings under the Credit Facility mature on June 23, 2005, and we are scheduled to pay quarterly installments of approximately $950,000 under the term portion until the Credit Facility matures on June 23, 2005. As of December 31, 2002, we did not have any capital commitments greater than $1.0 million.

Our principal working capital need is for funding accounts receivable, which has increased with the growth in our business and the delays in government funding and payment. Our principal sources of cash to fund our working capital needs are cash generated from operating activities and borrowings under our Credit Facility.

We have relatively low capital investment requirements. Capital expenditures were $3.2 million and $2.2 million for the twelve months ended December 31, 2002 and 2001, respectively, primarily for leasehold improvements and office equipment.

We use off-balance sheet financing, primarily to finance certain capital expenditures. Operating leases are used primarily to finance the purchase of computers, servers, phone systems and to a lesser extent, other fixed assets like furnishings. As of December 31, 2002 we had financed equipment with an original cost of approximately $14.6 million through operating leases. Had we not used operating leases, we would have used our existing line of credit to purchase these assets. Other than the operating leases described above, and facilities leases, we do not have any other off-balance sheet financing.

Our business acquisition expenditures were $11.0 million in 2001. In 2001, we acquired SIGCOM Training. The acquisition was financed through borrowings under our prior credit facility. In the past, we have engaged in acquisition activity, and we intend to do so in the future. Historically, we have financed our acquisitions through a combination of bank debt, subordinated debt, subordinated public and private debt and equity investments. We expect to be able to finance any future acquisitions either with cash provided from operations, borrowings under our Credit Facility, bank loans, equity offerings or some combination of the foregoing.

We intend to, and expect over the next twelve months to be able to, fund our operating cash, capital expenditure and debt service requirements through cash flow from operations and borrowings under our Credit Facility. Over the longer term, our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside our control.

Inflation

We do not believe that inflation has had a material effect on our business in 2002 or 2001.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets to be disposed of and supersedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 ("APB No. 30"), *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual or Infrequently Occurring Events and Transactions,* for the disposal of a segment of a business (as previously defined in APB No. 30). SFAS No. 144 retains the requirements of SFAS No. 121 to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 removes goodwill from its scope, which is now addressed in accordance with SFAS No. 142. We adopted SFAS No. 144 as of January 1, 2002, with no impact on our consolidated financial statements.

In April 2002, the Financial Accounting Standards Board issued Statement 145 ("SFAS No. 145"), *Rescission of FASB Statements No. 4, 44, and 64, Amendment to FASB Statement 13, and Technical Corrections.* SFAS No. 145 addresses the reporting of gains and losses from extinguishment of debt. SFAS No. 145 rescinded FASB Statements 4 and 64. Under the new standard, only gains and losses from extinguishments meeting the criteria of Accounting Principles Board Opinion No. 30 would be classified as extraordinary items. Thus, gains or losses arising from extinguishments of debt that are part of our recurring operations would not be reported as extraordinary items. Upon adoption, previously reported extraordinary gains or losses not meeting the requirements for classification as such in accordance with Accounting Principles Board Opinion No. 30 would be required to be reclassified for all periods presented. We will adopt SFAS No. 145 as of January 1, 2003, and as a result, we will be required to reclassify approximately $2.6 million of extraordinary loss and $330,000 of extraordinary gain for the years ended December 31, 2002 and 2001, respectively, to operating income.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring*. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged. We have not yet determined the impact, if any, this Statement will have on our consolidated financial statements.

In December 2002, the Emerging Issues Task Force ("EITF") issued EITF Issue 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*. EITF 00-21 provides guidance on determining whether a revenue arrangement contains multiple deliverable items and if so, requires revenue be allocated amongst the different items based on fair value. EITF 00-21 also requires revenue on any item in a revenue arrangement with multiple deliverables not delivered completely must be deferred until delivery of the item is completed. The effective date of this Issue for the Company will be July 1, 2003. We have not yet determined the impact, if any, this Statement will have on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. Interpretation No. 45 requires certain disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees, including product warranties. The disclosure provisions of this Statement are effective as of the fourth quarter of 2002. This Statement also requires a guarantor to recognize, at inception, for all guarantees issued or modified after December 31, 2002, a liability for the fair value of the obligations it has undertaken in issuing a guarantee. The adoption of the fair value provisions of this Statement did not have an impact on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities*. Interpretation No. 46 provides guidance for identifying a controlling interest in a Variable Interest Entity, or "VIE," established by means other than voting interests. Interpretation No. 46 also requires consolidation of a VIE by an enterprise that holds such a controlling interest. The effective date for this Interpretation will be July 1, 2003. We have not yet determined the impact, if any, this Interpretation will have on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We have interest rate exposure relating to certain of our long-term obligations. While the interest rate on the remaining $75.0 million principal amount of our 12% Notes is fixed at 12%, the interest rate on both the term and revolving loan portions of our Credit Facility is affected by changes in market interest rates. We manage these fluctuations in part through interest rate swaps that are currently in place and our focus on reducing the amount of outstanding debt through cash flow. In addition, we have implemented a cash flow management plan focusing on billing and collecting receivables to pay down debt.

On January 29, 2002, we cancelled approximately $30.0 million of interest swap agreements and recognized previously unrecognized losses of $1.9 million in interest expense for the quarter ended March 31, 2002. As of December 31, 2002, the fair value of our remaining interest rate swap agreements of $15.0 million resulted in a net liability of $763,000 and has been included in other current liabilities.

A 1% change in interest rates on variable rate debt would have resulted in our interest expense fluctuating by approximately $249,000 and $208,000 for the twelve months ended December 31, 2002 and 2001, respectively.

Consolidated Balance Sheets

Years Ended December 31, 2002 and 2001

(in thousands, except share data)	**2002**	2001
Assets		
Current assets:		
Cash and cash equivalents	**$ 4,266**	$ 1,930
Accounts receivable, net	**189,059**	131,345
Prepaid expenses and other current assets	**15,071**	6,992
Deferred tax assets, net	**—**	4,151
Total current assets	**208,396**	144,418
Property and equipment, at cost, net of accumulated depreciation and amortization of $18,971 and $11,815, respectively	**9,992**	12,744
Goodwill, net of accumulated amortization of $17,376 and $16,323, respectively	**138,619**	136,622
Intangible and other assets, net of accumulated amortization of $9,279 and $7,372, respectively	**7,685**	12,867
Total assets	**364,692**	306,651
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Term loan, current portion	**3,798**	17,266
Subordinated notes payable, current portion	**2,500**	2,268
Business purchase consideration payable	**—**	515
Accounts payable	**47,630**	25,028
Due to related party	**—**	3,600
Accrued expenses	**57,603**	56,041
Income tax payable	**7,738**	509
Other current liabilities	**806**	2,889
Deferred tax liability	**2,230**	—
Deferred revenue	**5,701**	8,743
Total current liabilities	**128,006**	116,859
Term loan, less current portion	**17,403**	29,788
Revolving facility	**7,000**	18,700
Senior subordinated notes payable	**75,000**	100,000
Subordinated convertible note payable—related party	**—**	22,500
Subordinated notes payable—related party	**—**	4,369
Subordinated notes payable to stockholders	**—**	7,499
Noncurrent deferred tax liabilities, net	**7,808**	9,261
Other long term liabilities	**490**	690
Total liabilities	**235,707**	309,666
Minority interest in subsidiaries	**156**	427
Stockholders' equity (deficit):		
Preferred stock, $0.01 par value, 15,000,000 shares authorized, zero issued and outstanding as of December 31, 2002 and 2001	**—**	—
Common stock, $0.01 par value, 175,000,000 shares authorized and 34,419,049 shares issued and outstanding as of December 31, 2002 and 2001, respectively	**344**	—
Common stock, Class B, voting, $0.01 par value, 3,000 shares authorized, zero and 2,450 shares issued and outstanding as of December 31, 2002 and 2001, respectively	**—**	—
Common stock, Class A, voting, $0.01 par value, 30,000,000 shares authorized, zero and 23,784,115 shares issued and outstanding as of December 31, 2002 and 2001, respectively	**—**	238
Common stock, non-voting, $0.01 par value, 7,500,000 shares authorized, zero issued and outstanding as of December 31, 2002 and 2001, respectively	**—**	—
Stock subscription receivable	**(12)**	(12)
Additional paid-in capital	**106,849**	2,366
Accumulated other comprehensive loss	**(509)**	(1,747)
Retained earnings (accumulated deficit)	**22,157**	(4,287)
Total stockholders' equity (deficit)	**128,829**	(3,442)
Commitments and contingencies		
Total liabilities and stockholders' equity (deficit)	**$364,692**	$306,651

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years Ended December 31, 2002, 2001 and 2000

(in thousands, except share and per share data)	**2002**	2001	2000
Revenues	**$825,826**	$715,023	$542,807
Costs of revenues	**711,328**	627,342	474,924
Gross profit	**114,498**	87,681	67,883
Operating expenses:			
General and administrative expenses	**48,197**	51,442	38,592
Amortization of noncompete agreements	**—**	349	866
Goodwill amortization	**—**	6,704	4,714
Other intangibles amortization	**1,907**	2,321	2,673
Total operating expenses	**50,104**	60,816	46,845
Operating income	**64,394**	26,865	21,038
Other income	**417**	—	—
Gains on sales and closures of businesses	**—**	4,046	—
Interest expense, net of interest income of $289, $344, and $410, respectively	**17,394**	26,872	26,513
Minority interest in (earnings) losses of subsidiaries	**(18)**	(38)	32
Income (loss) before provision for income taxes and extraordinary gain (loss)	**47,399**	4,001	(5,443)
Provision (benefit) for income taxes	**18,374**	4,413	(153)
Loss before extraordinary gain (loss)	**29,025**	(412)	(5,290)
Extraordinary gain (loss), net of tax	**(2,581)**	330	—
Net income (loss)	**$ 26,444**	$ (82)	$ (5,290)
Basic earnings (loss) per common share:			
Income (loss) before extraordinary gain (loss)	**$ 0.90**	$ (0.02)	$ (0.22)
Extraordinary gain (loss), net of tax	**(0.08)**	0.01	—
Net income (loss)	**$ 0.82**	$ (0.01)	$ (0.22)
Basic weighted average shares outstanding	**32,163,150**	23,786,565	23,786,565
Diluted earnings (loss) per common share:			
Income (loss) before extraordinary gain (loss)	**$ 0.85**	$ (0.02)	$ (0.22)
Extraordinary gain (loss), net of tax	**(0.07)**	0.01	—
Net income (loss)	**$ 0.78**	$ (0.01)	$ (0.22)
Diluted weighted average shares outstanding	**34,021,597**	23,786,565	23,786,565

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit)

Years Ended December 31, 2002, 2001 and 2000

(in thousands, except share data)	All Series Common Stock Shares	All Series Common Stock Amount	Stock Subscription Receivable	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
Balance, December 31, 1999	23,786,565	$238	$(12)	$ 2,366	$ (5)	$ 1,085	$ 3,672
Comprehensive income (loss):							
Foreign currency translation	—	—	—	—	42	—	42
Net loss	—	—	—	—	—	(5,290)	(5,290)
Comprehensive income (loss)	—	—	—	—	42	(5,290)	(5,248)
Balance, December 31, 2000	23,786,565	238	(12)	2,366	37	(4,205)	(1,576)
Transition adjustment-interest rate swaps (net of tax of $419)	—	—	—	—	(629)	—	(629)
Comprehensive income (loss):							
Interest rate swaps (net of tax of $717)	—	—	—	—	(1,075)	—	(1,075)
Foreign currency translation	—	—	—	—	(80)	—	(80)
Net loss	—	—	—	—	—	(82)	(82)
Comprehensive income (loss)	—	—	—	—	(1,155)	(82)	(1,237)
Balance, December 31, 2001	23,786,565	238	(12)	2,366	(1,747)	(4,287)	(3,442)
Issuance of common stock, net	4,687,500	47	—	75,130	—	—	75,177
Conversion of minority interest to common stock	180,120	2	—	279	—	—	281
Exercise of stock options	1,135,632	11	—	3,954		—	3,965
Conversion of subordinated promissory note	4,629,232	46	—	22,454	—	—	22,500
Tax benefit from exercise of stock options	—	—	—	2,666	—	—	2,666
Comprehensive income (loss):							
Interest rate swaps (net of tax of $298)	—	—	—	—	1,239	—	1,239
Foreign currency translation	—	—	—	—	(1)	—	(1)
Net income	—	—	—	—	—	26,444	26,444
Comprehensive income (loss)	—	—	—	—	1,238	26,444	27,682
Balance, December 31, 2002	**34,419,049**	**$344**	**$(12)**	**$106,849**	**$ (509)**	**$22,157**	**$128,829**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2002, 2001 and 2000

(in thousands)	**2002**	2001	2000
Cash flows from operating activities:			
Net income (loss)	**$ 26,444**	$ (82)	$ (5,290)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Extraordinary (gain) loss before tax	**4,232**	(519)	—
Gains on sales and closures of businesses	**—**	(4,046)	—
Interest rate swap termination	**(1,903)**	—	—
Depreciation and amortization of property and equipment	**4,294**	7,110	7,024
Goodwill amortization	**—**	6,704	4,714
Amortization of noncompete agreements	**—**	349	866
Other intangibles amortization	**1,907**	2,321	2,673
Amortization of deferred financing costs	**1,210**	1,216	1,208
Loss (gain) on disposals of property and equipment	**25**	791	(187)
Deferred income taxes	**4,090**	3,512	(747)
Minority interest in earnings (losses) of subsidiaries	**18**	38	(32)
Changes in assets and liabilities, net of acquired assets and liabilities:			
Decrease (increase) in accounts receivable	**(57,715)**	1,268	(14,261)
Decrease in income tax receivable	**—**	—	2,535
(Increase) decrease in prepaid expenses and other current assets	**(8,059)**	727	(1,691)
Decrease in other assets	**105**	178	75
Increase in accounts payable and accrued expenses	**22,601**	15,744	13,783
Increase (decrease) in income tax payable	**7,229**	(22)	—
(Decrease) increase in deferred revenue	**(3,042)**	2,254	6,489
(Decrease) increase in other liabilities	**(158)**	336	(58)
Net cash provided by operating activities	**1,278**	37,879	17,101
Cash flows from investing activities:			
Purchases of property and equipment and other assets	**(3,225)**	(2,181)	(6,584)
Acquisition of Sherikon, Inc., net of cash acquired	**—**	(21)	(23,906)
Acquisition of SIGCOM, net of cash acquired	**—**	(10,975)	—
Proceeds from sales of businesses, net	**—**	11,464	—
Proceeds from sale of building	**1,802**	—	—
Other, net	**—**	6	1,578
Net cash used in investing activities	**(1,423)**	(1,707)	(28,912)

(continued)

Consolidated Statements of Cash Flows *(continued)*

Years Ended December 31, 2002, 2001 and 2000

(in thousands)	2002	2001	2000
Cash flows from financing activities:			
Principal payments on bank and other notes payable	$ (47)	$ (185)	$ (1,629)
Principal payments on Techmatics obligations	—	—	(15,350)
Payment on subordinated notes payable	(567)	(5,000)	—
Payments on business purchase consideration payable	—	(1,185)	—
Payments on note payable to Ogden	—	(3,212)	—
Deferred financing costs	(1,292)	—	(151)
Principal payments on term loan	(25,853)	(12,946)	—
Proceeds from revolving facility	862,600	771,200	533,000
Principal payments on revolving facility	(874,300)	(784,500)	(503,900)
Redemption of senior subordinated notes payable	(25,000)	—	—
Prepayment premium on senior subordinated notes payable	(3,000)	—	—
Proceeds from issuance of common stock, net of expenses	81,808	—	—
Principal payments on subordinated notes payable to stockholders	(7,499)	—	—
Payment of subordinated notes payable—related party	(4,369)	—	—
Proceeds from minority interest, net	—	152	66
Net cash provided by (used in) financing activities	2,481	(35,676)	12,036
Net increase in cash and cash equivalents	2,336	496	225
Cash and cash equivalents, beginning of year	1,930	1,434	1,209
Cash and cash equivalents, end of year	$ 4,266	$ 1,930	$ 1,434
Supplemental disclosure of cash flow information (in thousands):			
Interest paid	$ 20,181	$ 23,396	$ 21,714
Income taxes paid (refunds received), net	$ 2,634	$ (52)	$ (2,028)

Supplemental disclosure of noncash investing and financing activities:

In March 2002, in connection with the Company's initial public offering ("IPO") of shares of its common stock, a $22.5 million principal amount subordinated convertible promissory note of the Company held by Azimuth Tech. II LLC, one of the Company's principal stockholders, was converted pursuant to its terms into 4,629,232 shares of the Company's common stock at a conversion price of $4.86 per share.

In March 2002, the Company exchanged approximately 90,060 shares held by minority interest holders in Anteon Virginia at December 31, 2001 into 180,120 shares of the Company.

During 2001, the Company finalized the allocation of the purchase price of Sherikon, Inc., resulting in an increase of $100,000 in accrued liabilities and in the goodwill from the acquisition for contingencies identified at the date of acquisition (see Note 5(a)).

In October 2000, in connection with the acquisition of Sherikon (Note 5(a)), the Company issued $7.5 million of subordinated notes payable discounted as of the date of the acquisition to approximately $6.5 million. Also in connection with the Sherikon acquisition, the Company guaranteed bonuses of approximately $1.75 million to certain former employees of Sherikon. These bonuses are not contingent on future employment with the Company and, accordingly, have been included as additional purchase consideration, discounted to approximately $1.5 million.

During 2000, the Company converted approximately $3.0 million of accrued interest related to the subordinated convertible note payable (Note 9(g)) to additional notes payable.

In accordance with SFAS No. 133, the changes in the fair value of the interest rate swaps are reported, net of tax, in accumulated other comprehensive income. For the year ended December 31, 2002, the change in the fair value of the interest rate swaps generated an $838,000 deferred tax liability.

See accompanying notes to consolidated financial statements.

Full Year Pro Forma Reconciliation

Years Ended December 31, 2002 and 2001

($ in millions, except per share amounts)	Year Ended December 31, 2002				
	Reported	IPO Adjustments/ Other[5]	Pro Forma	PF Capital Structure Adjustments[6]	Pro Forma Adjusted
Revenue	$825.8	$ 0.0	$825.8	$ 0.0	$825.8
Operating income	64.4	0.0	64.4	0.0	64.4
Other income	0.4	(0.1)	0.3	0.0	0.3
Interest expense	17.4	(1.9)	15.5	(2.2)	13.3
Income tax	18.4	0.7	19.1	0.8	19.9
Extraordinary gain/(loss)	(2.6)	2.6	0.0	0.0	0.0
Net income	$ 26.4	$ 3.7	$ 30.1	$ 1.4	$ 31.5
Basic shares	32.2		32.2		34.0
EPS	$ 0.82		$ 0.93		$ 0.93
Diluted shares	34.0		34.0		36.5
EPS	$ 0.78		$ 0.88		$ 0.86

($ in millions, except per share amounts)	Year Ended December 31, 2001						
	Reported	SIGCOM[1]	SFAS 141/142/ Other[2]	Divestures/ Closures[3]	Pro Forma	PF Capital Structure Adjustments[4]	Pro Forma Adjusted
Revenue	$715.0	$8.5	$ 0.0	$(16.9)	$706.6	$ 0.0	$706.6
Operating income	26.9	1.8	14.0	4.8	47.5	0.0	47.5
Other income	4.0	0.0	(0.5)	(3.5)	0.0	0.0	0.0
Interest expense	26.9	0.6	0.0	(0.7)	26.8	(9.8)	17.0
Income tax	4.4	0.5	2.7	0.3	7.9	4.0	11.9
Extraordinary gain/(loss)	0.3	0.0	(0.3)	0.0	0.0	0.0	0.0
Net income	$ (0.1)	$0.7	$10.5	$ 1.7	$ 12.8	$ 5.8	$ 18.6
Basic shares	24.0				24.0		33.2
EPS	$ 0.00				$ 0.54		$ 0.56
Diluted shares	25.2				25.2		35.2
EPS	$ 0.00				$ 0.51		$ 0.53

(1) Reflects Anteon's acquisition of the training division of SIGCOM, Inc., in Q3 2001.

(2) Reflects the adoption of SFAS No. 141/142, nonrecurring management fees, severance costs, and adjustment of the value of a capital asset to market.

(3) Reflects Anteon's sale of Center for Information Technology Education and Interactive Media Corporation Commercial, as well as the closures of DisplayCheck and South Texas Ship Repair, Inc.

(4) Reflects the interest expense related to debt extinguished upon IPO; increased shares reflect addition upon IPO of 4.7 million new shares and 4.6 million shares resulting from the conversion of the $22.5 million principle amount subordinated convertible promissory note previously held by Azimuth Tech. II LLC, one of our principal stockholders.

(5) Reflects the one-time IPO related charges of the redemption premium for $25.0 million of principal amount of our 12% senior subordinated notes due 2009 (including associated premiums), interest rate swap terminations and the write-down of deferred financing fees. "Other" includes a gain on the sale of assets associated with the closure of DisplayCheck.

(6) Reflects the interest expense related to debt extinguished upon IPO; increased shares reflect pro-rated addition upon IPO of 4.7 million new shares and 4.6 million shares resulting from the conversion of the Azimuth Technologies, Inc., convertible note as well as increased dilution of options (0.4 million share equivalent).

Operating Income/EBITDA Reconciliation

($ in thousands)	**2002**	2001	2000	1999	1998	1997	1996
Operating Income (EBIT)	**$ 64,394**	$ 26,865	$ 21,038	$ 15,330	$ 10,443	$ 5,080	$ 3,435
Other Income	**417**						
Gains on Sales/Closures of Business		4,046		2,585			
Minority Interest Earnings/(Losses) of Subsidiaries	**(16)**	(38)	32	(39)	(26)	13	
Continuing Operations							
Depreciation	**4,292**	4,272	6,377	3,658	1,688	874	962
Amortization of Non-Compete Agreements		349	866	909	530	2,286	1,714
Goodwill Amortization	**1,907**	6,704	4,714	3,440	1,814	742	346
Other Intangibles Amortization		2,321	3,322	95	1,420	584	486
Sold or Closed Businesses							
Depreciation/Amortization—Sold or Closed Businesses		2,839					
EBITDA	**$ 70,994**	$ 47,357	$ 36,349	$ 25,978	$ 15,869	$ 9,579	$ 6,943
Operating Income Margin							
Operating Income	**64,394**	26,865	21,038	15,330	10,443	5,080	3,435
Revenues	**825,826**	715,023	542,807	400,850	249,776	176,292	141,826
Operating Income Margin	**7.8%**	3.8%	3.9%	3.8%	4.2%	2.9%	2.4%
EBITDA Margin							
EBITDA	**70,994**	47,357	36,349	25,978	15,869	9,579	6,943
Revenues	**825,826**	715,023	542,807	400,850	249,776	176,292	141,826
EBITDA Margin	**8.6%**	6.6%	6.7%	6.5%	6.4%	5.4%	4.9%

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(1) Organization and Business

Anteon International Corporation, a Delaware Corporation ("Anteon" or the "Company") (formerly Azimuth Technologies, Inc.), was incorporated on March 15, 1996, for the purpose of acquiring all of the outstanding stock of Ogden Professional Services Corporation, a wholly owned subsidiary of Ogden Technology Services Corporation and an indirectly wholly owned subsidiary of Ogden Corporation (collectively "Ogden"). Upon completion of the acquisition effective April 22, 1996, Ogden Professional Services Corporation was renamed Anteon Corporation, a Virginia corporation, and later renamed Anteon International Corporation, a Virginia corporation.

Effective February 19, 2002, the Company increased the aggregate authorized shares of its common stock to 37,503,000 shares and authorized a 2,449.95-for-1 stock split. All references to the number and per share amounts relating to the Company's common shares were retroactively restated for the stock split.

On March 15, 2002, the Company's initial public offering ("IPO") of common stock was completed. Immediately prior to the IPO, the Company entered into a series of reorganization transactions. First, the Company's $22.5 million principal amount subordinated convertible promissory note, held by one of its principal stockholders, was converted according to its terms into shares of non-voting common stock. Second, the Company's majority-owned subsidiary, Anteon International Corporation, a Virginia corporation ("Anteon Virginia"), was merged with and into the Company. The Company was the surviving corporation of the merger. In the merger, all the outstanding shares of the Company's existing classes of stock, including Class A Voting Common Stock, Class B Voting Common Stock and Non-Voting Common Stock, were converted into a single class of common stock. All the stock of Anteon Virginia held by the Company was cancelled, and the stock of Anteon Virginia held by certain of the Company's employees and former employees immediately prior to the consummation of the IPO was converted into approximately 625,352 shares of the Company's common stock, constituting approximately 2.15% of the Company's outstanding stock immediately prior to the IPO. In connection with the merger described above, the outstanding stock options of Anteon Virginia were exchanged on a 1-for-2 basis for options of the Company. As a result of the merger, the Company succeeded to Anteon Virginia's obligations under its credit facility, the indenture governing its 12% Senior Subordinated Notes due 2009 (the "12% Notes") and its Amended and Restated Omnibus Stock Plan.

On March 15, 2002, in connection with the merger of Anteon Virginia into the Company, the Company's certificate of incorporation was amended and restated to increase the aggregate authorized number of its shares of common stock to 175,000,000 and to authorize 15,000,000 shares of preferred stock. In connection with the IPO, the Company distributed one preferred share purchase right for each outstanding share of common stock to stockholders of record as of March 15, 2002, and the Company entered into a rights agreement. In general, the rights agreement imposes a significant penalty upon any person or group (subject to certain exceptions) that acquires 15% or more of the Company's outstanding common stock without the approval of the Company's Board of Directors.

The Company and its subsidiaries provide professional information technology ("IT"), systems and software development, high technology research and systems engineering and integration services primarily to the U.S. government and its agencies.

The Company is subject to all of the risks associated with conducting business with the U.S. Federal government, including the risk of contract termination at the convenience of the government. In addition, government funding continues to be dependent on congressional approval of program-level funding and on contracting agency approval for the Company's work. The extent to which the Company's existing contracts will be funded in the future cannot be determined.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its directly and indirectly majority-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments that have original maturities of three months or less.

(c) Property and Equipment

Property and equipment is stated at cost, or fair value at the date of acquisition if acquired through a purchase business combination. For financial reporting purposes, depreciation and amortization is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Computer hardware and software	3 to 7 years
Furniture and equipment	5 to 12 years
Leasehold and building improvements	shorter of estimated useful life or lease term
Buildings	31.5 years

(d) Deferred Financing Costs

Costs associated with obtaining the Company's financing arrangements are deferred and amortized over the term of the financing arrangements using a method that approximates the effective interest method and are included in intangible and other assets in the accompanying consolidated balance sheets.

(e) Impairment or Disposal of Long-Lived Assets

SFAS No. 144 requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its discounted cash flows and measure an impairment loss as the difference between the carrying amount and fair value of the asset. The Company adopted SFAS No. 144 as of January 1, 2002, with no impact on the Company's consolidated financial statements.

During 2001, the Company recognized an impairment charge of $750,000, included in general and administrative expenses in the accompanying consolidated statement of operations, to write down the carrying value of a building to its fair market value.

(f) Goodwill

The Company adopted the provisions of SFAS No. 141 and SFAS No. 142 as of January 1, 2002, except for acquisitions occurring after June 30, 2001, for which the provisions of SFAS No. 141 and SFAS No. 142 were applicable. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies the criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121 and, subsequently, SFAS No. 144 after its adoption.

As of January 1, 2002, the Company reclassified approximately $1.9 million of intangible assets associated with an acquired employee workforce from intangible assets to goodwill, which in accordance with SFAS No. 142, are no longer separately identifiable from goodwill. As of December 31, 2002, the Company has approximately $8.5 million of intangible assets ($2.7 million net of accumulated amortization) related to contract backlog intangible assets, which are being amortized straight-line over periods of up to 5 years.

Upon adoption of SFAS No. 142, the Company evaluated its existing intangible assets and goodwill that were acquired in purchase business combinations and made any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition of intangible assets separate from goodwill. The Company also reassessed the useful lives and residual values of all definite-lived intangible assets acquired. No impairment was recognized as a result of these tests.

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Company is required to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to these reporting units as of January 1, 2002. The Company determined the estimated fair value of each reporting unit and compared it to the carrying amount of the reporting unit. As a result of this comparison, no indication that the reporting units' fair values were less than their carrying values was noted. In the future, to the extent the carrying amount of a reporting unit exceeds the fair value of a reporting unit, an indication would exist that a reporting unit's goodwill may be impaired, and the Company would be required to perform the second step of the transitional impairment test as soon as possible. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

As of September 30, 2002, the Company performed its annual goodwill impairment analysis required under SFAS No. 142. The Company applied the same methodology described above in the performing its annual impairment test and did not identify any indication of goodwill impairment for any reporting unit. The Company will perform the annual impairment test as of September 30 each year unless circumstances or events indicate that an impairment test should be performed sooner.

Had the amortization provisions of SFAS No. 142 been applied as of January 1, 2000, for all of the Company's acquisitions, the Company's income (loss) before extraordinary gain (loss), net income (loss) and earnings (loss) per common share would have been as follows (unaudited) (in thousands, except per share data):

	Years Ended December 31,	
	2001	2000
Income (loss) before extraordinary item	$ (412)	$(5,290)
Add back: Goodwill amortization	5,663	4,714
Add back: Workforce in place amortization	545	570
Adjusted income (loss), before extraordinary item	5,796	(6)
Extraordinary gain, net of tax	330	—
Adjusted net income	$6,126	$ (6)
Basic earnings per share:		
Income (loss) before extraordinary item	$ (0.02)	$ (0.22)
Goodwill amortization	0.24	0.20
Workforce amortization	0.02	0.02
Adjusted income (loss) before extraordinary item	0.24	—
Extraordinary gain, net of tax	0.01	—
Adjusted net income (loss)	$ 0.25	$ —
Diluted earnings per share:		
Income (loss) before extraordinary item	$ (0.02)	$ (0.22)
Goodwill amortization	0.24	0.20
Workforce amortization	0.02	0.02
Adjusted income (loss) before extraordinary item	0.24	—
Extraordinary gain, net of tax	0.01	—
Adjusted net income (loss)	$ 0.25	$ —

(g) Other Intangible Assets

The Company amortizes the allocated cost of noncompete agreements entered into in connection with business combinations on a straight-line basis over the terms of the agreements. Other acquired intangibles related to workforce in place (prior to the adoption of SFAS No. 142) and acquired contracts are amortized straight-line based upon expected employment and contract periods, respectively. The expected amortization expense of other intangible assets for the remaining two years beginning January 1, 2003, is as follows: 2003, $1.8 million; and 2004, $943,000. As of December 31, 2004, all other intangibles will be fully amortized.

Upon the adoption of SFAS No. 141 on January 1, 2002, intangible assets acquired in a business combination are recognized only if such assets arise from a contractual or other legal right and are separable, that is, capable of being sold, transferred, licensed, rented or exchanged. Intangible assets acquired in a business combination that do not meet this criteria are considered a component of goodwill. As of January 1, 2002, the Company reclassified approximately $1.9 million, net of accumulated amortization, of intangible assets associated with acquired employee workforce from intangible assets to goodwill, which, in accordance with SFAS No. 142, are no longer separately identifiable from goodwill.

Software development costs represent expenditures for the development of software products that have been capitalized in accordance with Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* Amortization is computed on an individual product basis and is the greater of (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for that product or (b) the amount computed using the straight-line method over the remaining estimated economic useful life of the product. The Company uses economic lives ranging from one to three years for all capitalized software development costs. Amortization of software development costs begins when the software product is available for general release to customers. As of December 31, 2001, approximately $4.8 million had been capitalized for software development, all of which had been amortized.

(h) Revenue Recognition

For each of the years ended December 31, 2002, 2001 and 2000 we estimate that in excess of 90% of our revenues were derived from services performed under contracts that may be categorized into three primary types: time and materials, cost-plus reimbursement and firm fixed price. For the year December 31, 2002, approximately 35% of our contracts are cost-plus, 37% are time and material and 28% are fixed price (a substantial majority of which are firm fixed price level of effort.) Revenue for time and materials contracts is recognized as time is spent at hourly rates, which are negotiated with the customer. Revenue is recognized under cost-plus contracts on the basis of direct and indirect costs incurred plus a negotiated profit calculated as a percentage of costs or as performance-based award fee. For cost-plus award fee type contracts, we recognize the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the customer, regarding our performance, including any interim performance evaluations rendered by the customer. Revenues are recognized under fixed price contracts for services are based on the percentage-of-completion basis, using the cost-to-cost method. For non-service-related fixed price contracts, revenues are recognized using the units-of-delivery method.

The Company recognizes revenues under our federal government contracts when a contract is executed, the contract price is fixed and determinable, funding has been received, delivery of the services or products has occurred and collectibility of the contract price is considered probable. The Company contracts with agencies of the federal government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the term of the contract as the services are provided. From time to time we may proceed with work based on customer direction pending finalization and signing of formal funding documents. The Company has an internal process for approving any such work. All revenue recognition is deferred during periods in which funding is not received. Allowable contract costs incurred during such periods are deferred if the receipt of funding is assessed as probable. In evaluating the probability of funding being received, the Company considers its previous experience with the customer, communications with the customer regarding funding status, and our knowledge of available funding for the contract or program. If funding is not assessed as probable, costs are expensed as they are incurred.

The Company recognizes revenues under our federal government contracts based on allowable contract costs as mandated by the federal government's cost accounting standards. The costs the Company incurs under federal government contracts are subject to regulation and audit by certain agencies of the federal government. Contract cost disallowances resulting from government audits, have not historically been significant. The Company may be exposed to variations in profitability, including potential losses, if the Company encounters variances from estimated fees earned under award fee contracts and estimated costs under fixed price contracts.

Software revenue is generated from licensing software and providing services, including maintenance and technical support and consulting. The Company recognizes the revenue when the license agreement is signed, the license fee is fixed and determinable, delivery of the software has occurred, and collectibility of the fee is considered probable. The Company's software license sales are not multi-element arrangements, i.e., they are not bundled with any other elements, such as maintenance and consulting services, and are recognized at the contractual price when all other recognition criteria are met. Services revenue consists of maintenance and technical support and is recognized ratably over the service period. Other services revenue are recognized as the related services are provided. Revenues from sales of products are generally recognized upon acceptance by the customer, which is typically within thirty days of shipment. Subsequent to the curtailment of operations of CITI-SIUSS in 2001 (see Note 3(b)), there have been no new product or license sales. All software revenue recognized in 2002 relates to maintenance services provided on existing software arrangements.

Amounts collected in advance of being earned are recognized as deferred revenues.

(i) Costs of Acquisitions

Costs incurred on successful acquisitions are capitalized as a cost of the acquisition, while costs incurred by the Company for unsuccessful or terminated acquisition opportunities are expensed when the Company determines that the opportunity will no longer be pursued. Costs incurred on anticipated acquisitions are deferred.

(j) Income Taxes

The Company calculates its income tax provision using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.

(k) Foreign Currency Translation and Transactions

The balance sheets of the Company's foreign subsidiaries are translated to U.S. dollars for consolidated financial statement purposes using the current exchange rates in effect as of the balance sheet date. The revenue and expense accounts of foreign subsidiaries are converted using the weighted average exchange rate during the period. Gains or losses resulting from such translations are included in accumulated comprehensive income (loss) in stockholders' equity (deficit). Gains and losses from transactions denominated in foreign currencies are included in current period income. Foreign currency transaction gains and losses were not significant for the years ended December 31, 2002, 2001 and 2000.

(l) Accounting for Stock-Based Compensation

The Company accounts for employee stock-based compensation plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25 ("APB No. 25"), *Accounting for Stock Issued to Employees.* The Company has an employee stock option plan. Compensation expense for stock options granted to employees is recognized based on the difference, if any, between the fair value of the Company's common stock and the exercise price of the option at the date of grant. The Company has also granted stock appreciation rights to certain of its directors. The Company recognizes compensation expense associated with the stock appreciation rights equal to the fair value of the underlying stock at each reporting period. The Company discloses the pro forma effect on net income (loss) as if the fair value based method of accounting as defined in Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), *Accounting for Stock-Based Compensation,* had been applied.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

(in thousands, except per share data)	**2002**	2001	2000
Net income, as reported	**$26,444**	$ (82)	$(5,290)
Deduct: Total stock-based compensation expense determined under fair value method, net of tax	**(2,505)**	(742)	(1,124)
Pro forma net income	**$23,939**	$ (824)	$(6,414)
Earnings per share:			
Basic—as reported	**$ 0.82**	$(0.01)	$ (0.22)
Basic—pro forma	**$ 0.74**	$(0.03)	$ (0.27)
Diluted—as reported	**$ 0.78**	$(0.01)	$ (0.22)
Diluted—pro forma	**$ 0.70**	$(0.03)	$ (0.27)

(m) Fair Value of Financial Instruments

The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate their fair values as of December 31, 2002 and 2001, due to the relatively short duration of these financial instruments. Except for the senior subordinated notes payable and the subordinated notes payable to stockholders, the carrying amounts of the Company's indebtedness approximate their fair values as of December 31, 2002 and 2001, as they bear interest rates that approximate market. The fair value of the senior subordinated notes payable on principal amounts of $75.0 million and $100.0 million, based on quoted market value, was approximately $81.0 million and $105.3 million as of December 31, 2002 and 2001, respectively. The fair value of the subordinated notes payable to stockholders as of December 31, 2001, based on management's estimates considering current market conditions, was approximately $7.3 million.

(n) Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), *Accounting for Derivative Instruments and Hedging Activities,* as amended. The Company has entered into certain interest rate swap agreements, which are accounted for under SFAS No. 133. SFAS No. 133 requires that derivative instruments be recognized at fair value in the balance sheet. Changes in the fair value of derivative instruments that qualify as effective hedges of cash flows are recognized as a component of other comprehensive income (loss). Changes in the fair value of derivative instruments for all other hedging activities, including the ineffective portion of cash flow hedges, are recognized in current period earnings. The adoption of SFAS No. 133 did not have significant impact on the Company's consolidated financial statements.

(o) Earnings (Loss) Per Common Share

The Company computes earnings (loss) per common share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), *Earnings Per Share*. Under the provisions of SFAS No. 128, basic earnings (loss) per common share is computed by dividing the net earnings (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed by dividing net earnings (loss) for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Potentially dilutive common equivalent shares are comprised of the Company's employee stock options and shares associated with the Company's subordinated convertible note payable prior to the Company's IPO.

(p) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(q) Stock Split

Effective February 19, 2002, the Company increased the aggregate authorized shares of its common stock to 37,503,000 shares, and authorized a 2,449.95-for-1 common stock split. All references to the number and per share amounts relating to the Company's common shares have been retroactively restated for the stock split.

(3) Sales and Closure of Businesses

(a) Sale of CITE

On June 29, 2001, the Company sold its Center for Information Technology Education ("CITE") business to a subsidiary of Pinnacle Software Solutions, Inc., for a total purchase price of $100,000, of which $50,000 was paid on the date of closing, with the remainder due and paid in six equal monthly payments of approximately $8,300 beginning on August 1, 2001. CITE provided evening and weekend training for individuals to attain certification in Oracle developer and Java. Revenues generated by CITE were approximately $1.2 million and $2.5 million for the years ended December 31, 2001 and 2000, respectively. As of the date of sale, the carrying value of the net assets of CITE was approximately zero, resulting in a gain on the sale of the business of approximately $100,000.

(b) Curtailment of Operations of CITI-SIUSS LLC

During 1999, the Company and Criminal Investigative Technology, Inc. ("CITI"), entered into a joint venture ("CITI-SIUSS LLC"), formerly known as Anteon-CITI LLC (the "Venture"). The Venture developed and marketed certain investigative support products and services. At the date of formation, CITI contributed certain assets to the Venture. The Company has the sole ability to control the management and operations of CITI-SIUSS LLC and, accordingly, consolidated its results. Under the joint venture agreement, the Company was allocated 98% of the profits and losses of CITI-SIUSS until its investment in the Venture was recovered, at which time profits and losses were shared based on the respective ownership interests of the joint venturers. As the Company had not yet recovered its investment, 98% of the Venture's losses had been allocated to the Company and 2% recognized as minority interest in losses in the consolidated statements of operations. Upon the occurrence of certain events, the Company had the option to purchase the 50% interest owned by CITI, at a formula price as included in the joint venture agreement.

On June 22, 2001, the Company decided to cease software development operations of the Venture because it concluded that the Venture was not likely to establish a self-supporting business without significant capital contributions. Revenues generated by the Venture were approximately $1.5 million and $880,000 for the years ended December 31, 2001 and 2000, respectively. Operating losses were approximately $2.6 million and $2.5 million for the years December 31, 2001 and 2000, respectively. The Venture was obligated to provide maintenance and support services on existing contracts through June 30, 2002. Upon the completion of this obligation, the Company anticipated that no excess proceeds would be available to the Company or the minority interest party in the Venture. Accordingly, the remaining minority interest of approximately $487,000 was reversed during the quarter ended June 30, 2001, and the resulting gain was included in gains on sales and closures of businesses in the accompanying consolidated statement of operations.

(c) Sale of Interactive Media Corporation

On July 20, 2001, the Company sold all of the stock in Interactive Media Corporation ("IMC") for $13.5 million in cash, subject to adjustment based on the amount of working capital (as defined in the sale agreement) as of the date of sale. In addition, the Company had a contingent right to receive an additional $500,000 in cash based on IMC's performance from the date of closing through the end of calendar year 2001. Prior to the sale, IMC transferred to the Company the assets of the government division of IMC, which specializes in training services primarily to the government marketplace. Accordingly, at the date of sale, IMC provided training services to customers primarily in the commercial marketplace. For the commercial division, revenues were approximately $11.7 million and $18.1 million for the years ended December 31, 2001 and 2000, respectively. Operating income (loss) was approximately

$(41,000) and $686,000 for the years ended December 31, 2001 and 2000, respectively. With respect to the working capital adjustment, the Company had reserved approximately $550,000 of the gain on the sale at the time of closing. Subsequently, the Company reached an agreement with the purchaser of IMC to settle the adjustment in the amount of $475,000 as a result of working capital deficiencies at the closing of the transaction. The Company paid this amount to the purchaser on June 14, 2002. The remaining $75,000 reserve related to a retention bonus which was paid to a key employee of IMC during the year ended December 31, 2002. The total gain recognized on the sale of IMC recognized was approximately $3.5 million.

As a result of the sale of IMC, the Company realized an income tax benefit of approximately $1.6 million relating to differences between the income tax and financial statement carrying amounts of the Company's investment in IMC. Approximately $760,000 of this benefit resulted from differences that existed as of the date of the Company's acquisition of A&T, of which IMC was a subsidiary. Accordingly, during the third quarter of 2001, the Company recognized the income tax benefit related to the pre-acquisition difference as a reduction of goodwill from the acquisition of A&T and recognized the remaining tax benefit of $790,000 as a reduction of income tax expense.

(d) Closure of South Texas Ship Repair

On December 19, 2001, the Company decided to close the South Texas Ship Repair ("STSR") business, which was acquired as part of the Sherikon acquisition in October 2000. STSR specialized in the repair of ships for both government and commercial customers. Revenues were $3.3 million and $714,000, respectively, and operating loss was $(2.1) million and $(29,000), respectively, for the years ended December 31, 2001 and 2000. In conjunction with the closure of STSR, the Company recognized a charge of approximately $1.0 million for the write-down of goodwill from the Sherikon acquisition, which was attributable to STSR. This charge is included in goodwill amortization in the accompanying consolidated statement of operations, for the year ended December 31, 2001. The remaining expected costs of fulfilling STSR's existing contracts of approximately $266,000 have been accrued as of December 31, 2002.

(4) Use of Proceeds from Initial Public Offering

The net proceeds to the Company from the sale of 4,687,500 shares of common stock in the Company's IPO was $75.2 million, based on an initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions of $5.9 million and offering costs and expenses of $3.3 million.

The Company used the net proceeds from the IPO to:

- repay $11.4 million of its debt outstanding under the term loan portion of its credit facility;
- temporarily pay down $39.5 million on the revolving loan portion of its credit facility on March 15, 2002 (the revolving loan was subsequently increased on April 15, 2002, to redeem $25.0 million principal amount of the Company's 12% Notes);
- redeem $25.0 million principal amount of its 12% Notes on April 15, 2002, and to pay accrued interest of $1.3 million thereon and the associated $3.0 million prepayment premium (pending the permanent use of such net proceeds, the Company used such funds to temporarily reduce the revolving portion of its credit facility);
- repay in full its $7.5 million principal amount subordinated promissory note held by Azimuth Technologies, L.P., one of the Company's principal stockholders, including $50,000 aggregate principal amount of the Company's subordinated promissory notes held by present members of the Company's management; and
- repay $4.4 million of the Company's subordinated notes, relating to accrued interest on the Company's $22.5 million principal amount subordinated convertible promissory note held by Azimuth Tech. II LLC, one of the Company's principal stockholders.

The remainder of the net proceeds to the Company from the IPO, approximately $12.5 million, was temporarily invested in short-term investment grade securities and subsequently liquidated and used to repay amounts outstanding under the Company's revolving portion of its credit facility. The Company also used $2.5 million of the IPO proceeds to temporarily repay debt under the revolving portion of its credit facility with the intention of repaying in full, on or before October 20, 2002, a $2.5 million principal amount promissory note held by former stockholders of Sherikon, Inc., which was acquired by the Company in October 2000. On October 18, 2002, the Company asserted an indemnification claim against the former shareholders of Sherikon, Inc., in an aggregate amount exceeding the $2.5 million promissory note. The Company has not made this $2.5 million scheduled payment pending this indemnification claim.

As a result of the permanent reduction of a portion of its debt under the term loan, the Company wrote off a proportionate amount of the unamortized deferred financing fees related to the portion of the term loan that was repaid. The write-off of $185,000, net of tax, has been reflected as an extraordinary loss in the accompanying consolidated statements of operations for the period ended December 31, 2002. In addition, as a result of the redemption of the $25.0 million principal amount of the Company's 12% Notes, the Company incurred a $3.0 million prepayment premium and wrote off a proportionate amount of the unamortized deferred financing fees related to the portion of the 12% Notes that were repaid. The prepayment premium and write-off of deferred financing fees, totaling $2.4 million, net of tax, have been reflected as an extraordinary loss in the accompanying consolidated statements of operations for the year ended December 31, 2002.

(5) Acquisitions

(a) Sherikon, Inc.

On October 20, 2000, the Company purchased all of the outstanding stock of Sherikon, Inc., a technology solutions and services firm based in Chantilly, Virginia, for a total purchase price of approximately $34.8 million, including transaction costs of approximately $861,000. Under the terms of the sale, the total purchase price included, at closing, a cash payment of $20.8 million to the shareholders of Sherikon, Inc., cash payments of approximately $5.2 million to certain executives and employees of Sherikon, Inc., and subordinated notes payable totaling $7.5 million, of which $5.0 million was due and paid in 2001 and $2.5 million was due at the end of the second year after closing. On October 18, 2002, the Company asserted an indemnification claim against the former shareholders of Sherikon, Inc., in an aggregate amount exceeding the $2.5 million promissory note. The Company has not made this $2.5 million scheduled payment pending the resolution of this indemnification claim. The subordinated notes carry a 0% coupon rate and have been present-valued. The present value of the subordinated notes payable, using an assumed borrowing rate of 11.75%, was approximately $6.5 million as of the date of purchase. In addition, the Company guaranteed certain bonuses totaling approximately $1.75 million to former Sherikon employees payable in two installments, the first of which was paid in October 2001 and the second of which was paid in October 2002. Such bonuses were not contingent on continued employment with the Company, and the present value of such amount, assuming an 11.75% discount rate, of $1.5 million, was recognized as additional purchase consideration. The transaction was accounted for using the purchase method whereby the net tangible and identifiable intangible assets acquired and liabilities assumed were recognized at their estimated fair market values at the date of acquisition, based on preliminary estimates by management. The identifiable intangible assets were acquired contracts and workforce in place. These assets were valued, based on an independent appraisal, at $1.3 million and $760,000, respectively. Both have expected useful lives of 4 years. As of January 1, 2002, the Company reclassified the unamortized balance of the intangible asset associated with the acquired employee workforce from intangible assets to goodwill, which in accordance with SFAS No. 142 are no longer separately identifiable from goodwill. Goodwill was being amortized on a straight-line basis over twenty years prior to the adoption of SFAS No. 142.

The total purchase price paid, including transaction costs, of $34.8 million, was allocated to the assets and liabilities acquired as follows (in thousands):

Cash	$ 2,924
Accounts receivable	15,191
Prepaid expenses and other current assets	544
Property and equipment	353
Other assets	248
Contracts	1,310
In place workforce	760
Goodwill	20,177
Deferred tax assets, net	2,932
Accounts payable and accrued expenses	(9,423)
Long-term liabilities	(207)
Total consideration	$34,809

During the third quarter of 2001, the Company finalized the allocation of the purchase price, resulting in an increase of $100,000 in goodwill and accrued liabilities related to contingencies identified at the date of acquisition. During the fourth quarter of 2001, the Company made the decision to close STSR, which was acquired as part of Sherikon. The Company wrote off goodwill of approximately $1.0 million in connection with the closure (see Note 3(d)).

Transaction costs of approximately $861,000 include a $300,000 fee paid to Caxton-Iseman Capital, Inc., an affiliate of and advisor to the Company.

(b) The Training Division of SIGCOM, Inc.

On July 20, 2001, the company acquired the assets, contracts and personnel of the training division of SIGCOM, Inc. ("SIGCOM"). The principal business of the training division of SIGCOM is the design, construction, instrumentation, training and maintenance of simulated live-fire training facilities to help acclimate members of the armed forces to combat conditions for mobile operations on urban terrain. The company's primary reason for acquiring SIGCOM was the significant capabilities of SIGCOM that will augment the Company's defense training capabilities. The total purchase price was $11.0 million, excluding $409,000 of transaction costs, of which $10.0 million was paid in cash to the seller and $1.0 million was placed in escrow to secure the seller's obligations to indemnify the Company for certain potential liabilities which were not assumed. Transaction costs included a $100,000 fee paid to Caxton-Iseman Capital, Inc., an affiliate of and advisor to the Company. The transaction was accounted for using the purchase method, whereby the net tangible and identifiable intangible assets acquired and liabilities assumed were recognized at their estimated fair market values at the date of acquisition. The Company allocated approximately $4.1 million of the purchase price to accounts receivable, approximately $1.5 million to acquired accounts payable and accrued liabilities, and $440,000 of the purchase price to an intangible asset related to contract backlog, which continues to be amortized over a two-year period in accordance with SFAS No. 142. Approximately $8.1 million has been allocated to tax deductible goodwill arising from the acquisition, which in accordance with SFAS No. 141 and SFAS No. 142 is not being amortized (see Note 2(f)).

Unaudited Pro Forma Data

The following unaudited pro forma summary presents consolidated information as if the acquisition of the training division of SIGCOM and the acquisition of Sherikon had occurred as of January 1, 2000. The pro forma summary is provided for informational purposes only and is based on historical information that does not necessarily reflect actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined entities (in thousands, except per share data):

	2001	2000
Total revenues	$723,498	$612,278
Total expenses	723,260	615,250
Income (loss) before extraordinary item	224	(2,972)
Extraordinary gain, net of tax	330	—
Net income (loss)	$ 554	$ (2,972)
Basic and diluted earnings (loss) per common share:		
Income (loss) before extraordinary item	$ 0.01	$ (0.12)
Extraordinary gain, net of tax	0.01	—
Net income (loss)	$ 0.02	$ (0.12)

(6) Accounts Receivable

The components of accounts receivable as of December 31, 2002 and 2001, are as follows (in thousands):

	2002	2001
Billed and billable	**$179,216**	$116,539
Unbilled	**8,929**	15,508
Retainages due upon contract completion	**5,162**	3,797
Allowance for doubtful accounts	**(4,248)**	(4,499)
Total	**$189,059**	$131,345

In excess of 95% of the Company's revenues for each of 2002, 2001 and 2000, have been earned, and accounts receivable as of December 31, 2002 and 2001, are due from agencies of the U.S. federal government. Unbilled costs and fees and retainages billable upon completion of contracts are amounts due primarily within one year and will be billed on the basis of contract terms and delivery schedules.

The accuracy and appropriateness of the Company's direct and indirect costs and expenses under its government contracts, and therefore its accounts receivable recorded pursuant to such contracts, are subject to extensive regulation and audit, including by the U.S. Defense Contract Audit Agency ("DCAA") or by other appropriate agencies of the U.S. government. Such agencies have the right to challenge the Company's cost estimates or allocations with respect to any government contract. Additionally, a substantial portion of the payments to the Company under government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. Incurred cost audits have been completed by DCAA through 2000. Historically, such audits have not resulted in any significant disallowed costs. Although the Company can give no assurances, in the opinion of management, any adjustments likely to result from inquiries or audits of its contracts would not have a material adverse impact on the Company's financial condition or results of operations.

(7) Property and Equipment

Property and equipment consists of the following as of December 31, 2002 and 2001 (in thousands):

	2002	2001
Land	**$ 393**	$ 544
Buildings	**1,717**	2,429
Computer hardware and software	**13,348**	10,649
Furniture and equipment	**8,697**	5,890
Leasehold improvements	**4,808**	5,047
	28,963	24,559
Less—accumulated depreciation and amortization	**(18,971)**	(11,815)
	$ 9,992	$ 12,744

(8) Accrued Expenses

The components of accrued expenses as of December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
Accrued payroll and related benefits	**$38,819**	$31,585
Accrued subcontractor costs	**13,396**	14,438
Accrued interest	**1,138**	3,636
Other accrued expenses	**4,250**	6,382
	$57,603	$56,041

(9) Indebtedness

(a) Credit Agreement

On June 23, 1999, the Company entered into a Credit Agreement ("Credit Facility") with a syndicate of nine commercial banks. Under the terms of the Credit Facility, the Company entered into promissory notes with aggregate available financing facilities of $180.0 million. The Credit Facility was comprised of a revolving credit facility for aggregate borrowings of up to $120.0 million ("Revolving Facility"), as determined based on a portion of eligible billed accounts receivable and a portion of eligible unbilled accounts receivable and the ratio of net debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined, and maturing on June 23, 2005; and a $60.0 million note ("Term Loan") with principal payments due quarterly commencing

June 30, 2001, and $15.0 million at maturity on June 23, 2005. However, under certain conditions related to excess annual cash flow, as defined in the agreement, and the receipt of proceeds from certain asset sales, and debt or equity issuances, the Company is required to prepay, in amounts specified in the agreement, borrowings under the Term Loan. Due to excess cash flows, as defined, generated in 2001, an additional principal payment of $10.7 million was paid under the term loan on March 14, 2002. A portion of the net proceeds from the IPO were used to make an additional principal payment of $11.4 million in March 2002. Effective October 21, 2002, this Credit Facility was replaced by an Amended and Restated Credit Agreement, as discussed below.

Under the Credit Facility, the interest rate on both the Revolving Facility and the Term Loan bear interest at a floating rate based upon, at the Company's option, LIBOR, or the Alternate Base Rate ("ABR"), which is the higher of CSFB's prime rate (less one quarter of one percent) and the Federal Funds Effective Rate, plus one half of one percent, in each case plus a margin determined based on our ratio of net debt to EBITDA. Interest is payable on the last day of each quarter. During the years ended December 31, 2002, 2001 and 2000, the interest rates on the Revolving Facility and Term Loan ranged from 3.53 percent to 6.00 percent, 4.61 percent to 11.75 percent, and 8.84 percent to 11.75 percent, respectively.

(b) Amended and Restated Credit Agreement

On October 21, 2002, the Company entered into an amendment and restatement of its existing Credit Agreement (the "Amended and Restated Credit Agreement"). Pursuant to the terms of the Amended and Restated Credit Agreement, the Credit Facility was amended to allow for the following: (1) a $200.0 million senior secured revolving credit facility (the "Revolving Credit Facility"), including a $25.0 million letter of credit sublimit; and (2) a $22.3 million three-year senior secured term loan facility (the "Term Loan Facility"). The aggregate amount available for borrowing under the Revolving Credit Facility is determined based on a portion of eligible accounts receivable. In general, the Company's borrowing availability under the Revolving Credit Facility is subject to our borrowing base (defined as portions of eligible billed and unbilled accounts receivable) and the Company's ratio of net debt to EBITDA and net senior debt to EBITDA, as defined in the Amended and Restated Credit Agreement. The Company incurred approximately $626,000 in expenses related to this Amended and Restated Credit Agreement. These expenses have been capitalized as additional deferred financing fees and are being amortized over the remaining term of the Credit Facility.

Borrowings under the Term Loan Facility and the Revolving Credit Facility mature on June 30, 2005. Principal payments of approximately $950,000 are due quarterly under the Term Loan Facility, with approximately $12.7 million due at final maturity. Borrowings under the Revolving Credit Facility and Term Loan Facility bear interest at a floating rate based upon, at the Company's option, LIBOR, or the Alternate Base Rate ("ABR"), which is the higher of Credit Suisse First Boston's ("CSFB") prime rate (less one quarter of one percent) and the Federal Funds Effective Rate, plus one half of one percent, in each case plus a margin determined based upon our ratio of net debt to EBITDA (as defined in the Amended and Restated Credit Agreement). From the date of the amendment through December 31, 2002, the interest rates for the Term Loan Facility and the Revolving Credit Facility ranged from 3.63 percent to 5.75 percent. The Company may, under certain conditions described in the Amended and Restated Credit Agreement, request an extension to the maturity date of the Revolving Credit Facility.

In certain cases, the Company is required to make excess cash payments (as defined in the Amended and Restated Credit Agreement) to the extent certain conditions and ratios are met.

All of the Company's existing and future domestic subsidiaries unconditionally guarantee the repayment of amounts borrowed under the Amended and Restated Credit Agreement. The Amended and Restated Credit Agreement is secured by substantially all of the Company's and its domestic subsidiaries' tangible and intangible assets, including substantially all of the capital stock of the Company's subsidiaries.

The Amended and Restated Credit Agreement contains affirmative and negative covenants in addition to financial covenants, customary for such financings.

The Amended and Restated Credit Agreement also permits the Company to elect from time to time to (i) repurchase certain amounts of its subordinated debt and outstanding common stock from its share of excess cash flow (as defined in the credit agreement); and (ii) repurchase certain amounts of its subordinated debt from its share of net cash proceeds of issuances of equity securities.

The Amended and Restated Credit Agreement contains customary events of default, certain of which allow for grace periods.

As of December 31, 2002, the outstanding amounts under the Amended and Restated Credit Agreement were as follows (in thousands):

	2002
Revolving Facility	$ 7,000
Term Loan Facility	21,201
	$28,201

The remaining available borrowings under the Revolving Credit Facility as of December 31, 2002 was $108.3 million.

For the years ended December 31, 2002, 2001 and 2000, total interest expense incurred on the Revolving Credit Facility was approximately $1.1 million, $2.7 million and $2.3 million, respectively. For the years ended December 31, 2002, 2001 and 2000, total interest expense incurred on the Term Loan Facility was approximately $1.2 million, $4.1 million and $5.9 million, respectively.

(c) Senior Subordinated Notes Payable

On May 11, 1999, the Company sold $100.0 million, in aggregate principal amount, of ten-year 12% Notes. The proceeds of the issuance of the 12% Notes were principally used to purchase A&T. The Notes are subordinate to the Company's Amended and Restated Credit Facility but rank senior to any other subordinated indebtedness. The 12% Notes mature May 15, 2009 and interest is payable semi-annually on May 15 and November 15. The Company cannot redeem the 12% Notes prior to May 15, 2004 except under certain conditions. The Company used net proceeds from its IPO to redeem $25.0 million principal amount of its 12% Notes on April 15, 2002. In addition, as a result of the redemption of the $25.0 million principal amount of the Company's 12% Notes, the Company incurred a $3.0 million prepayment premium and wrote off a proportionate amount of approximately $185,000, net of tax, of the unamortized deferred financing fees related to the portion of the 12% Notes that were repaid. The prepayment premium and write-off of deferred financing fees, totaling $2.6 million, net of tax, have been reflected as an extraordinary loss in the accompanying unaudited consolidated statements of operations for the year ended December 31, 2002. In addition, under certain conditions after May 15, 2004, the Company can redeem some portion of the 12% Notes at certain redemption prices. Total interest expense for the 12% Notes incurred during 2002, 2001 and 2000 approximated $9.9 million, $12.0 million, and $12.1 million, respectively.

The 12% Notes are guaranteed by each of the Company's existing and certain future domestic subsidiaries (see Note 17). The 12% Notes include certain restrictions regarding additional indebtedness, dividend distributions, investing activities, stock sales, transactions with affiliates, and asset sales and transfers.

(d) Subordinated Notes Payable

In connection with the purchase of Techmatics in 1998, the Company entered into subordinated promissory notes with the Techmatics shareholders and option holders as of the date of acquisition in the principal amount of $10.0 million, discounted as of the date of acquisition to approximately $8.9 million. One-tenth of the total amount of principal was paid on May 31, 1999, with the remaining nine-tenths paid on May 31, 2000. Interest began accruing on May 31, 1999 at 6 percent per year on four-ninths of the principal amount outstanding. Total interest expense incurred on the subordinated notes payable to the Techmatics shareholders for the year ended December 31, 2000 was approximately $117,000.

In connection with the purchase of Sherikon (Note 5(a)), the Company entered into subordinated promissory notes with the Sherikon shareholders as of the date of acquisition in the aggregate principal amount of $7.5 million, discounted to approximately $6.5 million. During 2001, $5.0 million of the subordinated promissory notes were repaid. The remaining $2.5 million of subordinated promissory notes were due on October 20, 2002. On October 18, 2002, the Company asserted an indemnification claim against the former shareholders of Sherikon, Inc., in an aggregate amount exceeding the $2.5 million promissory note. The Company has not made this $2.5 million scheduled payment pending resolution of the indemnification claim. During the year ended December 31, 2002, 2001 and 2000, total interest expense on the subordinated promissory notes with the Sherikon shareholders was approximately $232,000, $665,000 and $156,000, respectively.

(e) Subordinated Note Payable to Ogden

As partial consideration for the acquisition of Anteon Virginia, the Company entered into a subordinated promissory note with Ogden in the principal amount of $8.5 million, bearing interest at 12 percent payable quarterly. The principal amount of the note was due in April 2004, but could be prepaid without penalty at any time prior to maturity. On June 29, 2001, Anteon Virginia purchased from Ogden the then outstanding principal amount of the subordinated note payable to Ogden due from the Company for $3.2 million in full settlement of the Company's obligation to Ogden. In connection with the payment, the Company recognized an extraordinary gain of $330,000, net of tax, on the retirement of the subordinated note payable to Ogden.

Total interest expense incurred on the subordinated note payable to Ogden for the years ended December 31, 2001 and 2000 was approximately $86,000 and $329,000, respectively.

(f) Subordinated Notes Payable to Stockholders

Concurrent with the acquisition of Anteon Virginia, the Company and its majority stockholder, Azimuth Technologies, L.P., and three other stockholders entered into subordinated promissory note agreements in the aggregate principal amount of $7.5 million, all bearing interest at 6%, which were payable quarterly. The principal amount of the notes was due in April 2004 but could be prepaid without penalty at any time prior to maturity. The Company used a portion of the net proceeds from its IPO to repay in full this subordinated promissory note held by Azimuth Technologies, L.P., one of the Company's principal stockholders.

Total interest expense incurred on the subordinated notes payable for the years ended December 31, 2002, 2001 and 2000 was approximately $90,000, $450,000 and $447,000, respectively.

(g) Subordinated Convertible Note Payable—Related Party

On June 23, 1999, the Company and Azimuth Tech. II LLC, an affiliate of Azimuth Technologies, L.P., the Company's majority stockholder, and Caxton-Iseman Capital, Inc., entered into a subordinated convertible promissory note agreement for $22.5 million.

The note bore interest at 12 percent, with interest payable semi-annually each June 30 and December 31, through maturity on June 23, 2010. The Company could not prepay the note prior to December 23, 2001, unless there was a sale of the Company or an initial public offering of the Company's common stock. On or after December 23, 2001, the note could be prepaid by the Company without penalty. The note was convertible into the Company's non-voting common stock at the option of the holder at any time at the conversion price of $4.86 per share, subject to adjustment for stock splits, dividends and certain issuances of common stock. At the Company's option, accrued interest on the note could have been paid either in cash or additional notes which are identical to the above note, except that the additional notes were not convertible into shares of the Company's common stock. In March 2002, in connection with the Company's IPO, the Company repaid $4.4 million in accrued interest related to the note, and the $22.5 million principal amount subordinated convertible promissory note was converted pursuant to its terms into 4,629,232 shares of the Company's common stock at a conversion price of $4.86 per share.

During the years ended December 31, 2002, 2001 and 2000, the Company incurred approximately $667,000, $3.2 million and $3.0 million, respectively, of interest expense on the notes.

(h) Future Maturities

Scheduled future maturities under the Company's indebtedness, excluding the $2.5 million Subordinated Notes Payable, are as follows (in thousands):

Year Ending December 31,	
2003	$ 3,798
2004	3,798
2005	20,605
2006	—
2007	—
Thereafter	75,000
	$103,201

(i) Interest Rate Swap Agreements

OBJECTIVES AND CONTEXT

The Company uses variable-rate debt to finance its operations through its Revolving Credit Facility and Term Loan. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases.

Management believes it is prudent to limit the variability of a portion of its interest payments. It is the Company's objective to hedge a portion of its longer-term variable interest payments for the Revolving Facility and Term Loan.

STRATEGIES

To meet this objective, management enters into various interest rate swap derivative contracts to manage fluctuations in cash flow resulting from fluctuations in interest rates.

The interest rate swaps change the variable-rate cash flow exposure on the Company's long-term debt obligations to fixed-rate cash flows by entering into receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating fixed-rate long-term debt.

The Company does not enter into derivative instruments for any purpose other than cash flow hedging purposes. That is, the Company does not speculate using derivative instruments.

RISK MANAGEMENT POLICIES

The Company assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

The Company monitors interest rate cash flow risk attributable to both the Company's outstanding or forecasted debt obligations as well as the Company's offsetting hedge positions and estimates the expected impact of changes in interest rates on the Company's future cash flows.

Upon adoption of SFAS No. 133, the fair value of interest rate swaps was recorded as a transition adjustment to accumulated other comprehensive income. This resulted in a decrease of $629,000, net of tax, to accumulated other comprehensive income as of January 1, 2001. Changes subsequent to January 1, 2001, in the fair value of interest rate swaps designed as hedging instruments of the variability of cash flows associated with floating-rate, long-term debt obligations are reported in accumulated other comprehensive income (loss). These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affects earnings.

During the year ended December 31, 2002, the Company exercised its cancellation rights under certain interest rate swap agreements and cancelled $30.0 million of such agreements. These interest rate swap agreements related primarily to term loan obligations that have been permanently reduced. Interest expense for the year ended December 31, 2002 includes losses of $1.9 million associated with these cancellations.

Over the next twelve months, approximately $137,000 of losses in accumulated other comprehensive loss related to the interest rate swaps are expected to be reclassified into interest expense as a yield adjustment of the hedged debt obligation. As of December 31, 2002, the fair value of the Company's interest swap agreements resulted in a net liability of $763,000 and has been included in other current liabilities.

The Company's interest rate swap agreements effectively changed the Company's interest rate exposure for the following amounts, as of December 31, 2002, to the following fixed rates:

Date of Swap Agreement	Notional Amount	Maturity of Swap Agreement	Effective Fixed Rate of Interest	Fair Value as of December 31, 2002 (in thousands)
September 1998	$5 million	September 25, 2003	5.02 percent	$(137)
June 2001	$10 million	June 30, 2004	5.78 percent	$(626)

The fair value of interest rate swaps is the estimated amount, based on quoted market prices, that the counterparty would (receive) pay to terminate the swap agreements at December 31, 2002.

(10) Common Stock

The Company's authorized capital stock currently consists of 175,000,000 shares of common stock and 15,000,000 shares of preferred stock.

The holders of the Company's common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends, when, and if declared by the Company's Board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in our assets legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which may be issued in the future.

Preferred Stock

The Company's preferred stock may be issued from time to time in one or more series. The Company's Board is authorized to fix the dividend rights, dividend rates, any conversion rights or right of exchange, any voting rights, rights and terms of redemption, the redemption price or prices, the payments in the event of liquidation, and any other rights, preferences, privileges and restrictions of any series of preferred stock and the number of shares constituting such series and their designation. The Company has no present plans to issue any shares of preferred stock other than in connection with the rights distribution described below.

Depending upon the rights of such preferred stock, the issuance of preferred stock could have an adverse effect on holders of our common stock by delaying or preventing a change in control, adversely affecting the voting power of the holders of common stock, including the loss of voting control to others, making removal of the present management more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of common stock.

Rights Agreement

In connection with the Company's IPO, the Company distributed one preferred share purchase right for each outstanding share of common stock to the stockholders of record on that date (the "Rights Agreement"). Under the Company's Rights Agreement, each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $0.01 per share, at a price of $76.50 per one one-thousandth of a share, under certain circumstances provided for in the Rights Agreement.

Until a "separation date" (as defined in the Rights Agreement) occurs, the rights will:

- Not be exercisable;
- Be evidenced by certificates that represent shares of the Company's common stock; and
- Trade with the Company's common stock.

The rights will expire at the close of business on the ten-year anniversary of the Rights Agreement, unless earlier redeemed or exchanged by the Company.

(11) Income Taxes

The provisions for income taxes for the years ended December 31, 2002, 2001 and 2000, consist of the following (in thousands), respectively:

	Years Ended December 31,		
	2002	2001	2000
Current provision (benefit):			
Federal	**$11,727**	$1,140	$ 293
State	**1,600**	802	197
Foreign	**119**	62	104
Total current provision (benefit)	**13,446**	2,004	594
Deferred provision (benefit):			
Federal	**4,331**	1,501	(880)
State	**597**	853	198
Foreign	**—**	55	(65)
Total deferred provision (benefit)	**4,928**	2,409	(747)
Total income tax provision (benefit)	**$18,374**	$4,413	$(153)

The income tax provisions for the years ended December 31, 2002, 2001 and 2000, respectively, are different from that computed using the statutory U.S. federal income tax rate of 34% for the year December 31, 2000, and 35% for December 31, 2001 and 2002 as set forth below (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Expected tax expense (benefit), computed at statutory rate	**$16,590**	$1,401	$(1,853)
State taxes, net of federal expense	**1,428**	1,251	7
Nondeductible expenses	**330**	304	264
Goodwill amortization	**—**	1,804	1,074
Valuation allowance	**—**	—	295
Increase in marginal federal rate	**—**	200	—
Stock basis difference on sale of subsidiary	**—**	(790)	—
Foreign rate differences	**53**	(21)	8
Other	**(27)**	264	52
	$18,374	$4,413	$ (153)

The tax effect of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of December 31, 2002 and 2001 was presented below (in thousands):

	2002	2001
Deferred tax assets:		
Accrued expenses	**$ 6,244**	$ 6,101
Intangible assets, due to differences in amortization	**2,492**	4,411
Interest rate swaps	**298**	1,136
Accounts receivable allowances	**706**	634
Property and equipment, due to differences in depreciation	**831**	493
Net operating loss carryforwards	**356**	3,262
Total gross deferred tax assets	**10,927**	16,037
Less: Valuation allowance	**(295)**	(295)
Net deferred tax assets	**10,632**	15,742
Deferred tax liabilities:		
Deductible goodwill, due to differences in amortization	**7,502**	7,552
Revenue recognition differences	**6,616**	6,500
Accrued expenses	**5,741**	6,058
Property and equipment, due to differences in depreciation	**811**	742
Total deferred tax liabilities	**20,670**	20,852
Deferred tax liabilities, net	**$(10,038)**	$ (5,110)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies that can be implemented by the Company in making this assessment. Based upon the level of historical taxable income, scheduled reversal of deferred tax liabilities, and projections of future taxable income over the periods in which the temporary differences become deductible based on available tax planning strategies, management presently believes that it is more likely than not that the company will realize the portion of the benefits of these deductible differences related to Federal income taxes. The Company has established a valuation allowance as of December 31, 2002 and 2001 of $295,000 and $295,000, respectively against certain state net operating loss carryforwards. At December 31, 2002, the Company had federal and state net operating loss carryforwards of approximately $116,000 and $5.8 million, respectively. Carryforwards have various expiration dates beginning in 2004.

(12) Employee Benefit Plans

Employees of the Company may participate in 401(k) retirement savings plans, whereby employees may elect to make contributions pursuant to a salary reduction agreement upon meeting eligibility requirements. Participants may contribute up to 22 percent (20 percent prior to January 1, 2001) of salary in any calendar year to these plans, provided that amounts in total do not exceed certain statutory limits. The Company matches up to 50 percent of the first 6 percent of a participant's contributions, subject to certain limitations. The Company made contributions to these plans of approximately $7.1 million, $5.6 million and $5.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The A&T Savings and Investment Plan was a discretionary contribution plan as defined in the Internal Revenue Code, Section 401 (a)(27). Effective December 31, 2000, the plan's assets were transferred to the Anteon Virginia 401(k) plan. The plan covered substantially all of A&T's full-time employees. A&T's contributions were made at the discretion of the Board of Directors for any plan year. A&T's matching contribution to this plan for the year ended December 31, 2000, was approximately $2.3 million.

(13) Stock Option and Other Compensation Plans

(a) Stock Option Plan

In January 1997, the Company's Board of Directors approved the adoption of the Anteon Virginia Corporation Omnibus Stock Plan ("the Stock Option Plan"). At the discretion of the Board of Directors, the Stock Option Plan permits the granting of stock options, stock appreciation rights, restricted or unrestricted stock awards, and/or phantom stock to employees or directors of the Company. As of December 31, 2002, an aggregate of 801,040 shares of the Company's common stock were reserved for issuance under the Stock Option Plan.

The exercise price of stock options granted is the market value of the common stock at the grant date. Prior to the Company's IPO, the exercise price of stock options granted was determined by the Company's Board of Directors but was not to be less than the fair value of the underlying shares of common stock at the grant date.

For stock options granted to employees, 20% of the shares subject to the options vest on the first anniversary of the grant date and an additional 20% vest on each succeeding anniversary of the grant date.

For options granted from the date of the adoption of the Company's stock option plan until September 21, 2000, employees have a period of three years from the vesting date to exercise the option to purchase shares of the Company's common stock. In 1997, the Company's Board of Directors approved that 20% of the options issued on the August 1, 1997, grant date vested immediately. On September 21, 2000, the Company's Board of Directors approved that, with respect to stock options granted from that date forward, each grantee has a period of 8 years from the date of grant in which to exercise options which vest. On March 11, 2002, the Company's Board of Directors approved that, with respect to stock options granted from that date forward, each grantee has a period of 10 years from the date of grant in which to exercise options which vest.

For stock options granted to two directors of the Company on August 1, 1997, 33⅓% of the shares subject to the options vested on the first anniversary of the grant date, and an additional 33⅓% vested on the two succeeding anniversaries of the grant date. As of December 31, 2002 these directors' options were fully vested and exercised.

The following tables summarize information regarding options under the Company's Stock Option Plan:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price	Outstanding and Exercisable
Outstanding at December 31, 1999	3,627,680	$ 0.84– 5.25	$ 3.65	853,728
Granted	965,000	6.25– 6.49	6.31	
Exercised	(42,880)	4.86– 6.41	6.21	
Cancelled or expired	(263,800)	0.84– 6.25	5.00	
Outstanding at December 31, 2000	4,286,000	$ 0.84– 6.49	$ 4.27	1,489,516
Granted	64,000	8.10	8.10	
Exercised	(82,680)	0.84– 6.41	1.84	
Cancelled or expired	(250,480)	0.84– 8.10	5.64	
Outstanding at December 31, 2001	4,016,840	$ 0.84– 8.10	$ 4.21	2,178,960
Granted	1,417,000	18.00–27.25	19.04	
Exercised	(1,135,632)	0.84– 8.10	3.49	
Cancelled or expired	(175,000)	2.30–18.00	6.24	
Outstanding as of December 31, 2002	**4,123,208**	**$ 0.84–27.25**	**$ 8.98**	**1,647,368**

Option and weighted average price information by price group is as follows:

	Shares Outstanding			Exercisable Shares	
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Shares	Weighted Average Exercise Price
December 31, 2002:					
$ 0.84	596,848	$ 0.84	1.8	596,848	$0.84
$ 2.30 to $ 3.36	32,000	$ 2.43	2.8	30,400	$2.38
$ 4.02 to $ 4.66	590,320	$ 4.61	3.7	388,400	$4.61
$ 4.86 to $ 5.25	737,440	$ 5.20	4.6	377,520	$5.21
$ 6.25 to $ 6.49	722,800	$ 6.30	4.5	250,000	$6.30
$ 8.10	33,800	$ 8.10	6.3	4,200	$8.10
$18.00 to $27.25	1,410,000	$17.77	6.8	—	
	4,123,208			1,647,368	

(b) Directors' Deferred Compensation Plan

Under a plan established during 2000, certain of the Company's directors are compensated on a deferred basis. In lieu of their annual director fees, each director under the plan has the choice of receiving deferred compensation payable in either: (1) cash upon the completion of their service as a director equal to the annual fees due them plus interest accruing at an annual rate equal to the Company's one-year borrowing cost in effect at the beginning of each quarter and the end of each quarter, (2) a stock appreciation right based on the number of shares that could be acquired in consideration of the annual fees, or (3) a combination of each of the above. The Company recognized approximately $144,000 during the year ended December 31, 2001 as compensation expense. The amount of compensation expense for the year ended December 31, 2000 was not significant. The plan was terminated by the board effective as of December 31, 2001.

(c) Pro Forma Disclosures

The Company applies APB No. 25 and related interpretations in accounting for the Company Stock Option Plan. Adoption of the fair market value provisions prescribed in SFAS No. 123 is optional with respect to stock-based compensation to employees; however, pro forma disclosures are required as if the Company adopted the fair value recognition requirements under SFAS No. 123.

Had compensation cost for the grants under the Company stock option plan been determined consistent with the fair market value provisions prescribed in SFAS No. 123, the Company's pro forma net income (loss) for the years ended December 31, 2002, 2001 and 2000 would approximate $23.9 million, $(824,000) and $(6.4 million), respectively, using an expected option life of 5, 7 and 7 years, respectively, dividend yield rate of 0% and volatility rates of 47.8%, 70% and 20%, respectively, and risk-free interest rates of 2.78%, 4.84% and 5.16%, for 2002, 2001 and 2000, respectively (see Note 2 (l)). The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

(14) Comprehensive Income (Loss)

Comprehensive income (loss) is composed of the accumulated foreign currency translation adjustment and changes in the fair values of interest rate swaps. The Company presents comprehensive income (loss) as a component of the accompanying consolidated statements of stockholders' equity (deficit). The amount of accumulated foreign currency translation adjustment was approximately $(44,000), $(43,000) and $37,000, as of December 31, 2002, 2001 and 2000, respectively. The amount of accumulated other comprehensive income related to interest rate swaps was $763,000 ($465,000 net of tax) and $2.8 million ($1.7 million net of tax) as of December 31, 2002 and December 31, 2001, respectively.

(15) Earnings (Loss) Per Common Share

The computations of basic and diluted income (loss) per common share are as follows:

	For the Period Ended December 31, 2002		
(in thousands, except share and per share data)	**Income (Numerator)**	**Weighted Average Shares (Denominator)**	**Per Share Amount**
Basic earnings per share:			
Income before extraordinary item	**$29,025**	**32,163,150**	**$ 0.90**
Extraordinary loss, net of tax	**(2,581)**	**32,163,150**	**(0.08)**
Net income	**$26,444**	**32,163,150**	**$ 0.82**
Stock options		**1,858,447**	
Diluted earnings per share:			
Income before extraordinary item	**$29,025**	**34,021,597**	**$ 0.85**
Extraordinary loss, net of tax	**(2,581)**	**34,021,597**	**(0.07)**
Net income	**$26,444**	**34,021,597**	**$ 0.78**

	For the Period Ended December 31, 2001		
(in thousands, except share and per share data)	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
Basic earnings per share:			
Loss before extraordinary item	$ (412)	23,786,565	$(0.02)
Extraordinary gain, net of tax	330	23,786,565	0.01
Net loss	$ (82)	23,786,565	$(0.01)
Stock options		—	
Diluted earnings per share:			
Loss before extraordinary item	$ (412)	23,786,565	$(0.02)
Extraordinary gain, net of tax	330	23,786,565	0.01
Net loss	$ (82)	23,786,565	$(0.01)

(in thousands, except share and per share data)	For the Period Ended December 31, 2000 Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
Basic earnings per share:			
Loss before extraordinary item	$(5,290)	23,786,565	$(0.22)
Extraordinary loss, net of tax	—	23,786,565	—
Net loss	$(5,290)	23,786,565	$(0.22)
Stock options		—	
Diluted earnings per share:			
Loss before extraordinary item	$(5,290)	23,786,565	$(0.22)
Extraordinary loss, net of tax	—	23,786,565	—
Net loss	$(5,290)	23,786,565	$(0.22)

(16) Commitments and Contingencies

(a) Leases

The Company leases facilities and certain equipment under operating lease agreements expiring at various dates through 2010. As of December 31, 2002, the aggregate minimum annual rental commitments under noncancelable operating leases are as follows (in thousands):

Year Ending December 31,	
2003	$ 26,209
2004	23,915
2005	20,839
2006	19,025
2007	15,688
Thereafter	60,474
Total minimum lease payments	$166,150

Rent expense under all operating leases for the years ended December 31, 2002, 2001 and 2000, was approximately $24.2 million, $23.1 million and $17.7 million, respectively.

(b) Management Fees

Effective June 1, 1999, the Company entered into an arrangement with Caxton-Iseman Capital, Inc., an affiliate and advisor to the Company, whereby the amount the Company was required to pay for management fees to Caxton-Iseman Capital, Inc., increased to $1.0 million per year.

During the years ended December 31, 2002, 2001 and 2000, the Company incurred $0, $1.0 million and $1.0 million, respectively, of management fees with Caxton-Iseman Capital, Inc.

Effective December 31, 2001, the Company entered into a new agreement with Caxton-Iseman Capital, Inc., that terminated the management fee agreement. Under the terms of this new agreement, the Company was obligated to pay Caxton-Iseman Capital, Inc., a one-time, $3.6 million fee, which was recognized as general and administrative expense in 2001 and is reflected as due to related party in the accompanying consolidated balance sheet as of December 31, 2001. As a result, Caxton-Iseman no longer provides management advisory services to the Company. Any further services requested by the Company that are provided by Caxton-Iseman, if any, will be paid for by the Company at rates negotiated at that time.

(c) Legal Proceedings

The Company is involved in various legal proceedings in the ordinary course of business. Management of the Company and its legal counsel cannot currently predict the ultimate outcome of these matters but do not believe that they will have a material impact on the Company's financial position or results of operations.

On March 8, 2002, the Company received a letter from one of its principal competitors, which is the parent company of one of its subcontractors, claiming that the Company had repudiated its obligation under a subcontract with the subcontractor. The letter also alleged that the Company was soliciting employees of the subcontractor in violation of the subcontract and stated that the subcontractor would seek arbitration, injunctive relief and other available remedies. The subcontractor filed a demand for arbitration to which the Company filed an answer and counter-demand.

The arbitration hearing concluded on September 16, 2002. On December 18, 2002, the arbitrator issued a decision requiring the Company to continue to issue task orders to the subcontractor under the subcontract for so long as its customer continues to issue task orders to the Company for these services and enjoining the Company from interviewing, offering employment to, hiring or otherwise soliciting employees of the subcontractor who work on this particular project. The arbitrator's decision also denied the subcontractor's claim for monetary damages and our counter-demand. The Company subsequently filed an action to vacate or modify that portion of the arbitrator's decision enjoining it from hiring certain subcontractor employees under any circumstances, since the prohibition conflicts with the parties' contractual obligations as provided in the nonsolicitation clause of the parties' subcontract and imposes additional obligations solely on the Company and to which the parties never agreed. The subcontractor has filed an action to confirm the arbitration award. On February 21, 2003, the court heard oral argument on the parties' respective motions and a decision is pending.

The Company entered into a settlement agreement on April 24, 2001 with Cambridge Technology Partners, Inc. ("Cambridge"), to resolve a legal action brought by Cambridge against the Company for work performed solely by Cambridge for the United States Customs Service ("Customs Service"). In 1998, the Customs Service requested that the Company enter into a contract for the sole purpose of allowing the Customs Service to direct all work to Cambridge to develop software as part of a Customs Service information system modernization program. The Company awarded Cambridge a subcontract to perform all of the software development effort required by the contract without any work being performed by the Company. In 1999, the Customs Service rejected the Cambridge developed software. As a result, the Company terminated the Cambridge subcontract. In 2000, Cambridge filed a lawsuit seeking payment of the subcontract amount, approximately $3.0 million, plus pre-judgment interest. Settlement discussions with Cambridge just prior to the trial date in April 2001 resulted in Anteon Virginia deciding to settle the matter. Under the terms of the settlement agreement, the Company agreed to pay Cambridge $600,000. In exchange, Cambridge agreed to dismiss all claims against the Company. The Company also agreed to dismiss its counter-claims against Cambridge. The settlement was recognized in general and administrative expense during the quarter ended March 31, 2001.

(17) Domestic Subsidiaries Summarized Financial Information

Under the terms of the 12% Notes and the Company's Credit Facility, the Company's 100 percent-owned domestic subsidiaries (the "Guarantor Subsidiaries") are guarantors of the 12% Notes and the Company's Credit Facility. Such guarantees are full, unconditional and joint and several. Separate financial statements of the Guarantor Subsidiaries are not presented because the Company's management has determined that they would not be material to investors. The following supplemental financial information sets forth, on a combined basis, condensed balance sheets, statements of operations and statements of cash flows information for the Guarantor Subsidiaries, the Company's Non-Guarantor Subsidiaries and for the Company.

	As of December 31, 2002				
Condensed Consolidated Balance Sheets	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
			(in thousands)		
Cash and cash equivalents	$ (17)	$ 3,659	$ 624	$ —	$ 4,266
Accounts receivable, net	—	188,466	593	—	189,059
Prepaid expenses and other current assets	1,288	13,365	418	—	15,071
Property and equipment, net	2,364	7,505	123	—	9,992
Due from Parent	(22,607)	22,746	(139)	—	—
Investment in and advances to subsidiaries	23,898	(2,630)	—	(21,268)	—
Goodwill, net	94,946	43,673	—	—	138,619
Intangible and other assets, net	65,863	1,621	201	(60,000)	7,685
Total assets	165,735	278,405	1,820	(81,268)	364,692
Indebtedness	98,701	67,000	—	(60,000)	105,701
Accounts payable	526	46,804	300	—	47,630
Accrued expenses and other liabilities	2,582	73,470	623	—	76,675
Deferred revenue	—	5,512	189	—	5,701
Total liabilities	101,809	192,786	1,112	(60,000)	235,707
Minority interest in subsidiaries	—	—	156	—	156
Total stockholders' equity (deficit)	63,926	85,619	552	(21,268)	128,829
Total liabilities and stockholders' equity (deficit)	$165,735	$278,405	$1,820	$(81,268)	$364,692

Condensed Consolidated Statements of Operations	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	For the Year Ended December 31, 2002				
			(in thousands)		
Revenues	$ —	$826,640	$5,252	$ (6,066)	$825,826
Costs of revenues	2	712,725	4,667	(6,066)	711,328
Gross profit	(2)	113,915	585	—	114,498
Total operating expenses	1,699	63,136	368	(15,099)	50,104
Operating income	(1,701)	50,779	217	15,099	64,394
Other income	7,181	8,335	—	(15,099)	417
Interest expense (income), net	9,559	7,850	(15)	—	17,394
Minority interest in (earnings) losses of subsidiaries	—	—	(18)	—	(18)
Income (loss) before provision for income taxes and extraordinary loss	(4,079)	51,264	214	—	47,399
Provision (benefit) for income taxes	(1,581)	19,835	120	—	18,374
Income (loss) before extraordinary loss	(2,498)	31,429	94	—	29,025
Extraordinary loss, net of tax	(2,581)	—	—	—	(2,581)
Net income (loss)	$ (5,079)	$ 31,429	$ 94	$ —	$ 26,444

Condensed Consolidated Statements of Cash Flows	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated Anteon International Corporation
	For the Year Ended December 31, 2002			
	(in thousands)			
Net income (loss)	$ (5,079)	$ 31,429	$ 94	$ 26,444
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Loss on disposals of property and equipment	—	24	1	25
Extraordinary loss before tax	4,232	—	—	4,232
Interest rate swap termination	(1,903)	—	—	(1,903)
Depreciation and amortization of property and equipment	632	3,613	49	4,294
Other intangibles amortization	1,687	220	—	1,907
Amortization of deferred financing costs	1,210	—	—	1,210
Deferred income taxes	2,537	1,553	—	4,090
Minority interest in earnings (losses) of subsidiaries	—	—	18	18
Changes in assets and liabilities, net of acquired assets and liabilities	(2,256)	(37,041)	258	(39,039)
Net cash provided by (used in) operating activities	1,060	(202)	420	1,278
Cash flows from investing activities:				
Purchases of property and equipment and other assets	(1,169)	(2,009)	(47)	(3,225)
Proceeds from sale of building	—	1,802	—	1,802
Net cash used in investing activities	(1,169)	(207)	(47)	(1,423)
Cash flows from financing activities:				
Principal payments on bank and other notes payable	—	(47)	—	(47)
Deferred financing costs	(642)	(650)	—	(1,292)
Payment on subordinated notes payable	—	(567)	—	(567)
Principal payments on term loan	(25,853)	—	—	(25,853)
Proceeds from revolving facility	—	862,600	—	862,600
Principal payments on revolving facility	(18,700)	(855,600)	—	(874,300)
Redemption of senior subordinated notes payable	(25,000)	—	—	(25,000)
Prepayment premium on senior subordinated notes payable	(3,000)	—	—	(3,000)
Proceeds from issuance of common stock, net of expenses	81,808	—	—	81,808
Principal payments on subordinated notes payable to stockholders	(7,499)	—	—	(7,499)
Payment of subordinated notes payable—related party	(4,369)	—	—	(4,369)
Net cash provided by (used in) financing activities	(3,255)	5,736	—	2,481
Net increase (decrease) in cash and cash equivalents	(3,364)	5,327	373	2,336
Cash and cash equivalents, beginning of year	3,347	(1,668)	251	1,930
Cash and cash equivalents, end of year	$ (17)	$ 3,659	$ 624	$ 4,266

Notes to Consolidated Financial Statements *(continued)*

December 31, 2002 and 2001

Condensed Consolidated Balance Sheets	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	As of December 31, 2001				
			(in thousands)		
Cash and cash equivalents	$ 3,348	$ (1,669)	$ 251	$ —	$ 1,930
Accounts receivable, net	—	129,709	1,636	—	131,345
Prepaid expenses and other current assets	4,045	6,603	495	—	11,143
Property and equipment, net	1,828	10,791	125	—	12,744
Due from Parent	(24,841)	25,430	(589)	—	—
Investment in and advances to subsidiaries	116,220	26	—	(116,246)	—
Goodwill, net	92,949	43,673	—	—	136,622
Intangible and other assets, net	11,106	1,579	182	—	12,867
Total assets	204,655	216,142	2,100	(116,246)	306,651
Indebtedness	202,390	515	—	—	202,905
Accounts payable	—	24,448	580	—	25,028
Due to related party	—	3,600	—	—	3,600
Accrued expenses and other current liabilities	6,479	52,633	327	—	59,439
Deferred revenue	—	8,529	214	—	8,743
Other long-term liabilities	—	9,570	381	—	9,951
Total liabilities	208,869	99,295	1,502	—	309,666
Minority interest in subsidiaries	289	—	138	—	427
Total stockholders' equity (deficit)	(4,503)	116,847	460	(116,246)	(3,442)
Total liabilities and stockholders' equity (deficit)	$204,655	$216,142	$2,100	$(116,246)	$306,651

Condensed Consolidated Statements of Operations	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	For the Year Ended December 31, 2001				
			(in thousands)		
Revenues	$ —	$716,616	$8,662	$(10,255)	$715,023
Costs of revenues	—	629,729	7,868	(10,255)	627,342
Gross profit	—	86,887	794	—	87,681
Total operating expenses	4,123	56,262	431	—	60,816
Operating income	(4,123)	30,625	363	—	26,865
Other income	—	4,046	—	—	4,046
Interest expense (income), net	17,382	9,507	(17)	—	26,872
Minority interest in (earnings) losses of subsidiaries	(14)	32	(56)	—	(38)
Income (loss) before provision for income taxes and extraordinary gain	(21,519)	25,196	324	—	4,001
Provision (benefit) for income taxes	(8,259)	12,555	117	—	4,413
Income (loss) before extraordinary gain	(13,260)	12,641	207	—	(412)
Extraordinary gain, net of tax	330	—	—	—	330
Net income (loss)	$(12,930)	$ 12,641	$ 207	$ —	$ (82)

Condensed Consolidated Statements of Cash Flows	For the Year Ended December 31, 2001				
	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
			(in thousands)		
Net income (loss)	$ (12,930)	$ 12,641	$ 207	$ —	$ (82)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Extraordinary gain	(519)	—	—	—	(519)
Gain on sales and closures of business	—	(4,046)	—	—	(4,046)
Depreciation and amortization of property and equipment	885	6,182	43	—	7,110
Goodwill amortization	5,334	1,370	—	—	6,704
Other intangibles amortization	2,223	98	—	—	2,321
Amortization of noncompete agreements	—	349	—	—	349
Amortization of deferred financing costs	1,216	—	—	—	1,216
Loss on disposals of property and equipment	—	791	—	—	791
Deferred income taxes	(476)	3,988	—	—	3,512
Minority interest in earnings (losses) of subsidiaries	14	(32)	56	—	38
Changes in assets and liabilities, net of acquired assets and liabilities	43,401	(20,973)	(278)	(1,665)	20,485
Net cash provided by (used in) operating activities	39,148	368	28	(1,665)	37,879
Cash flows from investing activities:					
Purchases of property and equipment and other assets	(314)	(1,774)	(93)	—	(2,181)
Acquisition of Sherikon, net of cash acquired	(21)	—	—	—	(21)
Acquisition of SIGCOM, net of cash acquired	—	(10,975)	—	—	(10,975)
Proceeds from sales of business	—	11,464	—	—	11,464
Other, net	—	6	—	—	6
Intercompany transfers	(338)	121	217	—	—
Net cash provided by (used in) investing activities	(673)	(1,158)	124	—	(1,707)
Cash flows from financing activities:					
Principal payments on bank and other notes payable	—	(185)	—	—	(185)
Payments on business purchase consideration payable and subordinated notes payable	(5,000)	(1,185)	—	—	(6,185)
Payments on note payable to Ogden	(3,212)	—	—	—	(3,212)
Principal payments on term loan	(12,946)	—	—	—	(12,946)
Proceeds from revolving facility	771,200	—	—	—	771,200
Principal payments on revolving facility	(784,500)	—	—	—	(784,500)
Distribution to parent for debt service	(1,665)	—	—	1,665	—
Proceeds from minority interest, net	152	—	—	—	152
Net cash provided by (used in) financing activities	(35,971)	(1,370)	—	1,665	(35,676)
Net increase (decrease) in cash and cash equivalents	2,504	(2,160)	152	—	496
Cash and cash equivalents, beginning of year	844	491	99	—	1,434
Cash and cash equivalents, end of year	$ 3,348	$ (1,669)	$ 251	$ —	$ 1,930

	For the Year Ended December 31, 2000				
Condensed Consolidated Statements of Operations	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
			(in thousands)		
Revenues	$200,300	$343,191	$2,519	$(3,203)	$542,807
Costs of revenues	178,847	296,879	2,401	(3,203)	474,924
Gross profit	21,453	46,312	118	—	67,883
Total operating expenses	18,700	28,115	30	—	46,845
Operating income	2,753	18,197	88	—	21,038
Interest and other expense (income), net	26,452	59	2	—	26,513
Minority interests in (earnings) losses of subsidiaries	8	24	—	—	32
Income (loss) before provision for income taxes	(23,691)	18,162	86	—	(5,443)
Provision (benefit) for income taxes	(7,431)	7,240	38	—	(153)
Net income (loss)	$ (16,260)	$ 10,922	$ 48	$ —	$ (5,290)

Condensed Consolidated Statements of Cash Flows	Anteon International Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Anteon International Corporation
	For the Year Ended December 31, 2000				
			(in thousands)		
Net income (loss)	$ (16,260)	$ 10,922	$ 489	$ —	$ (5,290)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization of property and equipment	1,707	5,303	14	—	7,024
Goodwill amortization	4,714	—	—	—	4,714
Amortization of noncompete agreements	866	—	—	—	866
Other intangibles amortization	2,673	—	—	—	2,673
Amortization of deferred financing costs	1,208	—	—	—	1,208
Gain on disposals of property and equipment	—	(187)	—	—	(187)
Deferred income taxes	(674)	—	(73)	—	(747)
Minority interest in earnings (losses) of subsidiaries	(8)	(24)	—	—	(32)
Changes in assets and liabilities, net of acquired assets and liabilities	19,131	(10,508)	(466)	(1,285)	6,872
Net cash provided by (used in) operating activities	13,357	5,506	(477)	(1,285)	17,101
Cash flows from investing activities:					
Purchases of property and equipment and other assets	(1,331)	(5,256)	3	—	(6,584)
Acquisition of Sherikon, net of cash acquired	(23,906)	—	—	—	(23,906)
Other, net	(128)	1,706	—	—	1,578
Net cash provided by (used in) investing activities	(25,365)	(3,550)	3	—	(28,912)
Cash flows from financing activities:					
Principal payments on bank and other notes payable	—	(1,629)	—	—	(1,629)
Principal payments of Techmatics obligations	(15,350)	—	—	—	(15,350)
Deferred financing costs	(151)	—	—	—	(151)
Proceeds from revolving facility	533,000	—	—	—	533,000
Principal payments on revolving facility	(503,900)	—	—	—	(503,900)
Intercompany investment	335	(335)	—	—	—
Distribution to parent for debt service	(1,285)	—	—	1,285	—
Proceeds from minority interest, net	66	—	—	—	66
Net cash provided by (used in) financing activities	12,715	(1,964)	—	1,285	12,036
Net increase (decrease) in cash and cash equivalents	707	(8)	(474)	—	225
Cash and cash equivalents, beginning of year	137	499	573	—	1,209
Cash and cash equivalents, end of year	$ 844	$ 491	$ 99	$ —	$ 1,434

(18) Quarterly Results of Operations (Unaudited)

The following summarizes the unaudited quarterly results of operations for the years ended December 31, 2002 and 2001 (in thousands, except per share data):

Quarter ended:	March 31	June 30	September 30	December 31	Total
2002					
Revenues	**$192,629**	**$201,938**	**$214,314**	**$216,945**	**$825,826**
Operating income	**14,517**	**16,021**	**16,549**	**17,307**	**64,394**
Income (loss) before extraordinary gain	**4,319**	**7,905**	**8,166**	**8,635**	**29,025**
Net income (loss)	**4,134**	**5,509**	**8,166**	**8,635**	**26,444**
Basic earnings (loss) per common share:					
Income (loss) before extraordinary gain	**0.17**	**0.23**	**0.24**	**0.25**	**0.90**
Net income (loss)	**0.16**	**0.16**	**0.24**	**0.25**	**0.82**
Diluted earnings (loss) per common share:					
Income (loss) before extraordinary gain	**0.15**	**0.22**	**0.22**	**0.24**	**0.85**
Net income (loss)	**0.14**	**0.15**	**0.22**	**0.24**	**0.78**
2001					
Revenues	$162,366	$188,786	$183,687	$180,184	$715,023
Operating income	6,106	6,929	9,878	3,952	26,865
Income (loss) before extraordinary gain	(670)	(67)	3,385	(3,060)	(412)
Net income (loss)	(670)	263	3,385	(3,060)	(82)
Basic earnings (loss) per common share:					
Income (loss) before extraordinary gain	(0.03)	—	0.14	(0.13)	(0.02)
Net income (loss)	(0.03)	(0.01)	0.14	(0.13)	(0.01)
Diluted earnings (loss) per common share:					
Income (loss) before extraordinary gain	(0.03)	—	0.13	(0.13)	(0.02)
Net income (loss)	(0.03)	(0.01)	0.13	(0.13)	(0.01)

During the second quarter of 2001, the Company acquired the training division of SIGCOM, Inc. (Note 5(b)), and during the second, third and fourth quarters of 2001 sold or closed several other businesses (Note 3). Also during the fourth quarter of 2001, Anteon Virginia incurred a fee of $3.6 million with an affiliate of the Company (Note 16(b)) and recognized an approximate $1.0 million charge to write-off goodwill as a result of the closure of STSR. During the fourth quarter of 2000, the Company acquired Sherikon (Note 5(a)).

(19) Segment Reporting

Based on the Company's organization through July 20, 2001, the Company reported two business segments: the Company's government contracting business and the Company's commercial, custom training and performance solutions group (collectively, "IMC," which was sold by the Company during the third quarter of fiscal 2001). Although the Company is organized by strategic business unit, the Company considers each of its government contracting units to have similar economic characteristics, provide similar types of services and have a similar customer base. Accordingly, the Company's government contracting segment aggregates the operations of the Company with Vector Data Systems, Inc., Techmatics, Inc., Analysis & Technology, Inc., Sherikon, Inc., and SIGCOM, prior acquisitions that have been integrated into the Company's government contracting business. The amounts shown below reflect both IMC Commercial, the unit sold on July 20, 2001 (see Note 3(c)), and IMC Government. Immediately prior to the sale of IMC Commercial, the Company integrated the IMC Government unit into the government contracting business.

The Company's chief operating decision maker utilizes both revenue and earnings before interest and taxes in assessing performance and making overall operating decisions and resource allocations. Certain indirect costs such as corporate overhead and general and administrative expenses are allocated to the segments. Allocation of overhead costs to segments are based on measures such as revenue and employee headcount. General and administrative costs are allocated to segments based on the government-required three-factor formula, which uses measures of revenue, labor and net book value of fixed assets. Interest expense, investment income, gains on sales and closures of businesses and income taxes are not allocated to the Company's segments.

The following tables present information about the Company's segments as of and for the years ended December 31, 2001 and 2000 (in thousands).

As of and for the Year Ended December 31, 2001	Government Contracting	Interactive Media	Eliminations	Consolidated
		(in thousands)		
Total assets	$306,651	$ —	$ —	$306,651
Sales to unaffiliated customers	$696,420	18,603	—	715,023
Intersegment sales	36	15	(51)	—
	696,456	18,618	(51)	715,023
Operating income, net	$ 25,839	$ 1,026	$ —	$ 26,865
Gains on sales and closures of businesses				4,046
Interest expense, net				26,872
Minority interest in earnings of subsidiaries				(38)
Income before income taxes and extraordinary gain				4,001
Income taxes				4,413
Loss before extraordinary gain				(412)
Extraordinary gain, net of tax				330
Net loss				$ (82)

As of and for the Year Ended December 31, 2000	Government Contracting	Interactive Media	Eliminations	Consolidated
		(in thousands)		
Total assets	$316,101	$ 8,322	$ —	$324,423
Sales to unaffiliated customers	$514,269	28,538	—	542,807
Intersegment sales	394	28	(422)	—
	514,663	28,566	(422)	542,807
Operating income, net	$ 19,610	$ 1,428	$ —	$ 21,038
Interest expense, net				26,513
Minority interest in losses of subsidiaries				32
Loss before income taxes				(5,443)
Income taxes				(153)
Net loss				$ (5,290)

Independent Auditors' Report

The Board of Directors
Anteon International Corporation and subsidiaries:

We have audited the accompanying consolidated balance sheets of Anteon International Corporation (a Delaware Corporation) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anteon International Corporation and subsidiaries, as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2(g) to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.*

KPMG LLP

McLean, Virginia
February 14, 2003

Corporate Information

Board of Directors

Frederick J. Iseman
Chairman of the Board; Chairman and Managing Partner, Caxton-Iseman Capital, Inc.

Joseph M. Kampf
President and Chief Executive Officer

Thomas M. Cogburn
Executive Vice President and Chief Operating Officer

Gilbert F. Decker
Consultant; former Assistant Secretary of the U.S. Army for Research, Development and Acquisition

Robert A. Ferris
Managing Director, Caxton-Iseman Capital, Inc.

Dr. Paul G. Kaminski
Chairman and CEO of Technovation, Inc.; former Under Secretary of Defense for Acquisition and Technology

Steven M. Lefkowitz
Managing Director, Caxton-Iseman Capital, Inc.

Dr. William J. Perry
The Michael and Barbara Berberian Professor, Stanford University; 19th Secretary of Defense for the United States

General Henry Hugh Shelton, USA (ret.)
President, International Operations, and Vice Chairman, Board of Advisors, MIC Industries, Inc.; 14th Chairman of the Joint Chiefs of Staff

Thomas J. Tisch
Managing Partner, Four Partners

Executive Officers

Joseph M. Kampf
President and CEO

Thomas M. Cogburn
Executive Vice President and COO

Carlton B. Crenshaw
Executive Vice President and CFO

Seymour Moskowitz
Executive Vice President, Technology

Mark Heilman
Executive Vice President, Corporate Development

Roger Gurner
Senior Vice President, Business Development

Pat Dawson
Senior Vice President, Administration

Curtis Schehr
Senior Vice President, General Counsel and Secretary

Noreen Centracchio
Senior Vice President, Investor Relations and Corporate Communications

Ken Guest
Group President, Information Systems Group

Deborah Alderson
Group President, Systems Engineering Group

Rick Biben
Senior Vice President and General Manager, Applied Technology Group

Scott Price
Senior Vice President and General Manager, Systems Integration Group

Transfer Agent

American Stock Trust and Transfer
59 Maiden Lane
New York, NY 10038

For Annual Meeting:
ADP
51 Mercedes Way
Edgewood, NJ 11717

Legal Counsel

Paul Weiss Rifkind
Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

Independent Auditors

KPMG LLC
1676 International Drive
McLean, VA 22102

Corporate Information/Form 10-K

Corporate information and copies of Anteon's annual report and most recent 10-K are available upon request from:

Investor Relations
Anteon International Corporation
3211 Jermantown Road, Suite 700
Fairfax, VA 22030
(703) 246-0200
www.anteon.com

Stock Exchange Listing

Anteon's common stock trades on the New York Stock Exchange under the symbol ANT.

Notice of Annual Meeting

Anteon's Annual Meeting of Stockholders will be held on May 15, 2003 at the McLean Hilton, McLean, VA.



Designed by Curran & Connors, Inc. / www.curran-connors.com



3211 Jermantown Road, Suite 700
Fairfax, Virginia 22030-2801
(703) 246-0200
(800) 242-0230
www.anteon.com

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